    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1997



                                                      REGISTRATION NO. 333-20105

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                             THE MAXIM GROUP, INC.
             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                     58-2060334
(State or other jurisdiction of incorporation      (I.R.S. Employer Identification No.)
                or organization)

                  210 TOWNPARK DRIVE, KENNESAW, GEORGIA 30144
                                 (770) 590-9369
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                  A. J. NASSAR
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  210 TOWNPARK DRIVE, KENNESAW, GEORGIA 30144
                                 (770) 590-9369
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

            HELEN T. FERRARO, ESQ.                      JOHN J. KELLEY, III, ESQ.
        SMITH, GAMBRELL & RUSSELL, LLP                    ANDREW M. TUCKER, ESQ.
    3343 PEACHTREE ROAD, N.E., SUITE 1800                    KING & SPALDING
         ATLANTA, GEORGIA 30326-1010                    191 PEACHTREE STREET, N.E.
                (404) 264-2620                         ATLANTA, GEORGIA 30303-1763
                                                              (404) 572-4600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                      ------------------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION -- DATED JANUARY 27, 1997


PROSPECTUS
--------------------------------------------------------------------------------

[THE MAXIM GROUP, INC. LOGO]
                                3,600,000 Shares

                             THE MAXIM GROUP, INC.

                                  Common Stock

--------------------------------------------------------------------------------

Of the 3,600,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby, 3,175,773 are being sold by The Maxim Group, Inc. (the "Company") and 424,227 are being sold by certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares sold by the Selling Stockholders. See "Principal and Selling Stockholders."


The Common Stock is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MAXM." On January 24, 1997 the last reported sales price for the Common Stock on the Nasdaq National Market was $15.6875 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" ON PAGES 7 THROUGH 10 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE
COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                              Underwriting                        Proceeds to
                              Price to       Discounts and      Proceeds to         Selling
                               Public       Commissions (1)     Company (2)       Stockholders
-------------------------------------------------------------------------------------------------
Per Share.............           $                 $                 $                 $
-------------------------------------------------------------------------------------------------
Total (4).............           $                 $          $           (3)   $           (3)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated offering expenses of $282,000 payable by the Company.


(3) The Company has agreed to reimburse one of the Selling Stockholders for
    underwriting discounts and commissions of $       .


(4) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 540,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          , the total Proceeds to Company will be $          and the total
    Proceeds to Selling Stockholders will be $          . See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the offices of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about             , 1997.
PRUDENTIAL SECURITIES INCORPORATED
                            THE ROBINSON-HUMPHREY COMPANY, INC.

                                                  WHEAT FIRST BUTCHER SINGER
February   ,1997

                              [FRONT COVER PHOTOS]



       [Artist rendering of CARPETMAX Flooring Idea Gallery(TM) Store]

The CARPETMAX Flooring Idea Gallery(TM) store is designed to create a more comfortable, enjoyable and productive floorcovering shopping experience.



                [Photograph of in-store advertising displays]

The CARPETMAX Flooring Idea Gallery(TM) offers customers commitment to service, everday low pricing, complete product selection, unconditional satisfaction guarantees and national buying power.



                   [Photograph of carpet selection display]

The Image color wall displays a broad spectrum of the Company's high-quality proprietary carpets with complimentary hard surface products for effective cross-selling.



                       [Photograph of area rug display]


In-store galleries display an extensive collection of area rugs and hard surface products such as hardwood and laminates.

                  [Photograph of hardwood flooring display]




     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "1934 ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements appearing elsewhere and incorporated by reference in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised. The term "fiscal" when used in this Prospectus shall mean the twelve-month period ending March 31 for the fiscal years ending March 31, 1995 and prior, the ten-month period ending January 31 for the ten-month period ending January 31, 1996, and the twelve-month period ending January 31 of the calendar year otherwise indicated. The consolidated financial statements of the Company give retroactive effect to the merger of the Company and GCO, Inc. on September 28, 1994 and the merger of the Company and Image Industries, Inc. ("Image") on August 30, 1996, which transactions were accounted for as poolings-of-interests.

                                  THE COMPANY

     The Company operates and franchises one of the largest retail floorcovering networks in North America through two retail floorcovering concepts: the CARPETMAX Division ("CARPETMAX"), which operates full-service floorcovering stores, and the Georgia Carpet Outlet Division ("GCO"), which operates cash-and-carry discount floorcovering stores. The Company has built an integrated floorcovering distribution network, consisting of both Company-owned and franchised retail stores, supported by the Company's extensive specialty retailing capabilities in product sourcing, store development, marketing and advertising, credit and personnel training. As of January 1, 1997, the Company's retail network consisted of 50 Company-owned CARPETMAX stores, seven Company-owned GCO stores and 399 franchise dealers operating approximately 465 CARPETMAX stores and 99 GCO stores. The Company's retail floorcovering revenues increased 22.4% to $87.0 million for the nine months ended October 31, 1996 from $71.1 million for the nine months ended September 30, 1995 and total revenues, including manufacturing revenues, increased 20.6% to $231.5 million for the nine months ended October 31, 1996 from $192.0 million for the nine months ended September 30, 1995.

     The domestic retail floorcovering industry is highly-fragmented with independent retail floorcovering dealers operating over 14,000 locations. Other floorcovering vendors such as home centers, furniture stores, department stores and mass merchants operate over 23,000 locations nationwide. The Company estimates total retail floorcovering sales approximated $20 billion in 1995. The Company believes that the industry is characterized by a large number of small local and regional companies, none of which has a national brand name, and a small number of national chains. The typical independent floorcovering retailer operates one store with limited product selection and service. As a result, the Company believes that most independent floorcovering retailers face distinct competitive disadvantages.

     The Company's objective is to establish the largest and most profitable residential and commercial floorcovering distribution network in North America. To achieve this objective, the Company pursues the following business strategies: (i) offer a broad selection of products and services; (ii) locate stores in prime retail locations; (iii) provide a customer friendly environment and superior customer service; (iv) build the leading national brand; (v) leverage product sourcing capabilities; and (vi) leverage retailing resources and capabilities.


     The cornerstone of the Company's business and growth strategies is the CARPETMAX Flooring Idea Gallery store (the "Gallery Store"), a refinement of its initial CARPETMAX store concept. As of January 1, 1997, the Company had opened one Gallery Store. The Gallery Store prototype has 6,500 square feet of retail selling space in a "Class A" retail location. The Company believes the Gallery Store has one of the most extensive product offerings in the industry, featuring approximately 8,000 SKUs of carpet, area rugs, hardwood flooring, vinyl flooring, ceramic tile, laminates, stone and resilient surfaces produced by the leading floorcovering manufacturers worldwide. The Gallery Store is designed to create a more comfortable, enjoyable and productive shopping experience supported by a well-trained professional staff. Each floorcovering category is featured in a separate in-store gallery as well as in coordinated multi-category displays throughout the store.


     The Company intends to expand its floorcovering distribution network to more fully utilize its retailing resources and capabilities. The Company's growth strategy includes: (i) opening 70 new Gallery Stores during fiscal 1998 and 1999; (ii) increasing the Company's presence in all market segments; (iii) expanding product offerings and services for each distribution format; and (iv) pursuing strategic acquisitions.

     To enhance its ability to offer high-quality and high-margin products and services, in August 1996, the Company merged with Image, a leading producer of polyester broadloom carpet. The Company believes that Image's product line will provide the Company's retail and commercial customers with a greater selection of high-quality carpet at a lower cost than would otherwise be available.

                              RECENT DEVELOPMENTS

     The Company has recently begun to expand its floorcovering distribution network to target large commercial projects for institutional customers such as hospitals, hotels, governments, the military and schools (the "specified contract" market) and smaller commercial and residential construction and renovation projects managed by a general contractor (the "builder" market). On November 22, 1996 and on November 26, 1996, the Company acquired Bailey & Roberts Flooring, Inc. ("Bailey & Roberts") and Sexton Floor Covering, Inc. ("Sexton"), respectively. Bailey & Roberts is a specified contract floorcovering business and Sexton is a floorcovering business catering to the builder market, each with an excellent reputation in their respective markets. The Company intends to build market share in these segments primarily by leveraging off of its existing distribution network and established floorcovering distribution and retail resources. See "Business -- Retail Operations -- Specified Contract Market and -- Builder Market."

     The Company was originally organized under the laws of the State of New York on April 21, 1989 and subsequently reincorporated under the laws of the State of Delaware on July 29, 1993. The principal executive offices of the Company are located at 210 TownPark Drive, Kennesaw, Georgia 30144, and its telephone number is (770) 590-9369.

                                  THE OFFERING

Common Stock Offered by the Company..............   3,175,773 shares
Common Stock Offered by the Selling
  Stockholders...................................   424,227 shares
Common Stock to be Outstanding after the
  Offering(1)....................................   16,034,852 shares
Use of Proceeds..................................   To reduce amounts outstanding under the
                                                    Company's credit facilities. See "Use of
                                                    Proceeds."
Nasdaq National Market Symbol....................   MAXM

---------------


(1) Excludes (i) 1,730,740 shares of Common Stock issuable as of January 16, 1997 upon the exercise of outstanding stock options under the Company's 1993 Stock Option Plan at a weighted average exercise price of approximately $9.14 per share, of which 1,071,138 options to purchase shares are exercisable as of January 16, 1997, (ii) 872,613 shares of Common Stock issuable as of January 16, 1997 (adjusted to give effect to the exercise of options to purchase 60,002 shares of Common Stock by one of the Selling Stockholders) upon the exercise of presently exercisable outstanding stock options under the Company's RSO Plan at an exercise price of $.01 per share, and (iii) 269,260 shares reserved for future issuances under the Company's 1993 Stock Option Plan. See "Shares Eligible For Future Sale."


CARPETMAX(R) is a registered trademark of the Company and the Company has applied for registration of the mark CARPETMAX Flooring Idea Gallery(TM). Whenever such trademarks appear in this Prospectus, such names shall be deemed to refer to the corresponding registered trademark or to the mark for which the Company has applied for registration, as the case may be.

Except as otherwise indicated, industry data in this Prospectus is derived from selected reports prepared by FloorCovering Weekly.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                        TEN
                                                                                      MONTHS
                                                                                       ENDED            NINE MONTHS ENDED
                                             FISCAL YEAR ENDED MARCH 31,            JANUARY 31,     SEPTEMBER 30,  OCTOBER 31,
                                      ------------------------------------------    -----------    ----------------------------
                                       1992       1993        1994        1995        1996(1)         1995(2)         1996(2)
                                      -------    -------    --------    --------    -----------    -------------    -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE, STORE AND TERRITORY DATA)
STATEMENT OF EARNINGS DATA:
Revenues
  Sales of floorcovering products.... $74,809    $88,676    $106,237    $174,935     $ 186,568       $ 161,733       $ 185,735
  Fees from franchise services.......   2,167      5,113       9,688      13,876        13,432          12,146          19,684
  Fiber and PET sales................   7,193      4,583       5,297      12,886        24,072          15,928          23,458
  Other..............................     388        479       1,369       1,644         3,479           2,208           2,585
                                      -------    -------     -------     -------      --------        --------        --------
    Total revenues...................  84,557     98,851     122,591     203,341       227,551         192,015         231,462
Cost of sales........................  63,465     71,570      85,847     139,521       161,723         132,351         166,934
                                      -------    -------     -------     -------      --------        --------        --------
    Gross profit.....................  21,092     27,281      36,744      63,820        65,828          59,664          64,528
Selling, general, and administrative
  expenses...........................  13,185     17,417      23,669      46,870        59,197          47,053          54,104
Replacement stock option charge......      --         --      10,388(3)       --            --              --              --
Goodwill impairment charge...........      --         --          --          --         6,569(4)           --              --
Merger-related costs.................      --         --          --         500(5)         --              --           4,700(6)
Interest expense, net................   4,487      3,824       1,579       1,442         4,280           3,026           4,588
Other expense (income)...............     532         98         263        (421)          (78)           (417)           (426)
                                      -------    -------     -------     -------      --------        --------        --------
Earnings (loss) before income taxes
  and extraordinary income...........   2,888      5,942         845      15,429        (4,140)         10,002           1,562
Income tax expense...................     306        947         376       5,787           105           3,656           1,514
                                      -------    -------     -------     -------      --------        --------        --------
Net earnings (loss) before
  extraordinary income...............   2,582      4,995         469       9,642        (4,245)          6,346              48
Extraordinary income.................      --         --         190          --            --              --              --
                                      -------    -------     -------     -------      --------        --------        --------
    Net earnings (loss).............. $ 2,582    $ 4,995    $    659    $  9,642     $  (4,245)      $   6,346       $      48
                                      =======    =======     =======     =======      ========        ========        ========
Net earnings (loss) per common
  share(7)........................... $  0.29    $  0.56    $   0.06    $   0.72     $   (0.32)      $    0.47       $    0.00
                                      =======    =======     =======     =======      ========        ========        ========
Weighted average shares
  outstanding(7).....................   8,963      8,903      11,161      13,301        13,301          13,546          13,791
                                      =======    =======     =======     =======      ========        ========        ========
SELECTED OPERATING DATA:
Revenues attributable to:
  CARPETMAX operations............... $ 1,325    $ 3,766    $ 10,051    $ 63,933     $  85,278       $  73,244       $  91,245
  GCO operations.....................   3,655      5,605       9,283      12,158        14,012          11,381          16,958
  Image operations...................  79,577     89,480     103,257     127,250       128,261         107,390         123,259
End of period:
  Company-owned stores...............       4          8           8          51            59              64              53
  Franchise territories..............      98        148         233         325           377             364             397


                                                                                               OCTOBER 31, 1996
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(8)
                                                                                          --------     --------------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................................    $ 54,551        $ 54,551
Total assets..........................................................................     210,144         210,144
Long-term debt and capital leases.....................................................      92,658          46,165
Stockholders' equity..................................................................      72,937         119,430

---------------

(1) On January 31, 1996, the Company changed its fiscal year end from March 31 to January 31.
(2) These periods are not entirely comparable as the period ended October 31, 1996 does not include the month of January, which is one of the two weakest sales months of the year. See "Risk Factors -- Fluctuations in Quarterly Results, Seasonality and Cyclical Nature of the Floorcovering Industry."
(3) Image granted replacement stock options on August 10, 1993, in replacement of a like number of unvested stock appreciation units and vested and unvested stock options. As a result of this exchange, Image recognized a non-cash, non-recurring charge of $10.4 million in its fiscal year ending March 31, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended March 31, 1995 Compared to Year Ended March 31, 1994 -- Replacement Stock Option Charge" and Note 13 of "Notes to Consolidated Financial Statements."

(4) Certain of the Company's acquired stores have not performed as anticipated at the time of purchase. The results from these operations through the end of fiscal 1996 led management to assess the realizability of the goodwill recorded in connection with these acquisitions, the result of which indicated a permanent impairment of goodwill necessitating a write-off totaling $6.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Ten Month Period Ended January 31, 1996 Compared to Year Ended March 31, 1995 -- Goodwill Impairment" and Note 2 of "Notes to Consolidated Financial Statements."

(5) Represents a non-recurring charge of $500,000 related to the merger with GCO, Inc.
(6) Represents a non-recurring charge of $4.7 million related to the merger with Image.
(7) Net earnings per share is computed on a fully diluted basis as described in
    Note 1 to the Consolidated Financial Statements of the Company.

(8) As adjusted to give effect to the sale of 3,175,773 shares of Common Stock offered by the Company hereby at the assumed public offering price of $15.6875 per share (the last reported sales price for the Common Stock on January 24, 1997) after deducting underwriting discounts and commissions, estimated offering expenses and underwriting discounts and commissions payable by the Company to reimburse one of the Selling Stockholders, and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the timing, magnitude and costs of the roll-out of the Gallery Stores; (ii) potential acquisitions by the Company; (iii) the use of the proceeds of this offering; (iv) the Company's financing plans; (v) trends affecting the Company's financial condition or results of operations; (vi) the Company's business and growth strategies; and (vii) the declaration and payment of dividends. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," identifies important factors that could cause such differences.

     RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH. The Company has experienced significant growth, principally by acquiring floorcovering retailers, adding new franchisees, opening new retail stores and entering into the carpet manufacturing business. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future, and its future operating results will depend largely upon its ability to open and operate new stores successfully, conduct its newly acquired carpet manufacturing business profitably, expand its franchise network and acquire and integrate floorcovering retailers. There can be no assurance that the Company's accounting systems, purchasing systems, internal controls and management information systems will be adequate or that the Company will be able to upgrade or reconfigure its systems and controls to respond to the Company's growth, the inability of which could have a material adverse effect on the successful operation of the Company's business, implementation of its growth strategy and future operating results. The change in the Company's business mix to emphasize the opening of new Company-owned stores will require the expansion of the capabilities of the Company's management information systems. To support its growth, the Company is currently developing a centralized information system to integrate the Company's store operations and financial data. There can be no assurance, however, that the development of such an information system will be successful, or accomplished within a time frame sufficient to accommodate planned growth. There can also be no assurance that the Company will be able to expand its market presence in its existing markets or successfully enter new or contiguous markets by opening new stores or through acquisitions or that any such expansion will not adversely affect the Company's profitability and results of operations. In addition, there can be no assurance that the Company will be able to increase the number of franchisees or that new franchisees will be as profitable to the Company as existing franchisees. If the Company's management is unable to manage this growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected.


     LIMITED HISTORY OF OPENING COMPANY-OWNED STORES. The Company's growth strategy focuses on the opening of its newly-designed Gallery Store. As of January 1, 1997, the Company had opened 12 initial prototype CARPETMAX stores and one Gallery Store. The Company plans to open approximately 70 new Gallery Stores during fiscal 1998 and 1999. The Company's ability to successfully open new Gallery Stores is dependent on a number of factors including its ability to hire, train and assimilate management and store-level employees, the adequacy of the Company's financial resources, the Company's ability to identify new and contiguous markets, to locate and construct suitable store sites, to negotiate acceptable lease terms and to successfully compete in new and contiguous markets. There can be no assurance that the Company will be able to achieve the planned expansion, that the new Gallery Store concept will be accepted in the marketplace or that it will achieve planned operating results or results comparable with the existing CARPETMAX stores. The Company intends to own certain of its store sites and may encounter substantial delay, increased expenses or loss of potential sites due to the complexities associated with the regulatory and permitting processes in the markets in which the Company intends to locate its stores. The Company intends to offer certain of its existing CARPETMAX franchisees the opportunity to upgrade their existing CARPETMAX stores to Gallery Stores in return for the ability to open Company-owned stores in their exclusive territory. There can be no assurance that franchisees will permit the Company to establish Company-owned Gallery Stores in their exclusive territories or accept the Company's Gallery Store franchise program. See "Business -- Retail Operations -- CARPETMAX Flooring Idea Gallery Stores."

     HIGHLY COMPETITIVE NATURE OF THE FLOORCOVERING INDUSTRY. Competition in the retail floorcovering market is intense due to the significant number of retailers. In December 1995, Shaw Industries, Inc. ("Shaw"), the world's largest carpet manufacturer, announced its decision to move into the retail floorcovering sector and has since acquired Carpetland USA, Inc. and New York Carpet World, Inc. Although Shaw is in the early stages of developing its retail operations, there can be no assurance that it will not become a major competitor in the future. In addition, large retailers also provide significant competition, including The Home Depot, Inc. and Sears, Roebuck & Co. The principal methods of competition within the retail floorcovering industry include store location, product selection and merchandising, customer service and price.

     The Company's carpet manufacturing business competes with other carpet manufacturers and manufacturers of alternative floorcoverings such as wood or tile. Certain of the Company's competitors in the carpet manufacturing business have greater financial and other resources than the Company. It is estimated that the two largest carpet manufacturers accounted for approximately 45% of total carpet industry sales for 1995. No assurance can be given that the Company's competitors will not substantially increase resources devoted to the production and marketing of products competitive with those of the Company, which could require the Company to reduce prices or increase spending on product development, marketing and sales, any of which could have a material adverse affect on the Company. See "Business -- Competition."

     FLUCTUATIONS IN QUARTERLY RESULTS, SEASONALITY AND CYCLICAL NATURE OF THE FLOORCOVERING INDUSTRY. The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future as a result of a variety of factors, including the timing of store openings and related pre-opening expenses, weather conditions, price increases by suppliers, actions by competitors, conditions in the carpet manufacturing, home building and improvement markets and the floorcovering industry in general, regional and national economic conditions and other factors. Moreover, the Company expects its business to continue to exhibit some measure of seasonality, which the Company believes is typical of the floorcovering industry. Individual stores generally experience lower net sales, operating income and cash flow from operations and the Company experiences lower sales of manufactured carpets in the first and fourth fiscal quarters than in any other fiscal quarter, due primarily to the effect of winter weather on home improvement projects.

     The floorcovering industry historically has been adversely impacted by economic downturns. The Company believes that the industry is significantly influenced by economic conditions generally and particularly by consumer behavior, consumer confidence, the level of personal discretionary spending, the condition of the residential and commercial construction industries, interest rates, credit availability and the overall strength of the economy. There can be no assurance that a prolonged economic downturn would not have a material adverse effect on the Company.

     DEPENDENCE ON SENIOR MANAGEMENT. The success of the Company is largely dependent on the skills, experience and efforts of its senior management and especially its President and Chief Executive Officer, A.J. Nassar, and its Chief Operating Officer, James W. Inglis. The loss of the services of Mr. Nassar, Mr. Inglis or other members of the Company's senior management could have a material adverse effect on the Company's business and prospects. The Company is presently negotiating a new employment agreement with Mr. Nassar and maintains a key man life insurance policy on Mr. Nassar in the amount of $2.0 million. The Company believes that its future success will also depend in part upon its ability to attract, retain and motivate qualified personnel. Competition for such personnel is intense. Although the Company has recently hired several senior level management personnel with extensive retail experience, there can be no assurance that the Company will continue to be successful in attracting and retaining such personnel. See "Management."

     RISKS ASSOCIATED WITH PRICE AND AVAILABILITY OF RAW MATERIALS. The availability of low-cost materials, particularly post-consumer polyethylene terephthalate ("PET") bottles, is important to the profitability of the Company's carpet manufacturing operations. An increase in the demand for PET bottles could increase prices for PET bottles, thereby increasing the Company's manufacturing costs. Such increased costs could have an adverse effect on the profitability of the Company's manufacturing operations. In recent years, PET bottle prices have fluctuated dramatically, most notably in fiscal 1996 when PET prices increased 150% and subsequently returned to historical price levels. There can be no assurance that such prices will not continue to experience significant volatility. The Company has not entered into long-term contracts with any suppliers for its raw materials. The unavailability, scarcity or increased cost of such raw materials could disrupt the Company's manufacturing operations which would have a material adverse effect on these operations. In addition, any significant change in the proportion of PET in the waste bottles supplied to the Company's manufacturing operations, or the introduction of alternatives to PET bottles for food packaging, could also disrupt the Company's manufacturing operations and have a material adverse effect on the Company. For the nine months ended October 31, 1996, the Company's manufacturing operations comprised approximately 53% of its total revenues. Any decrease in the profitability of these manufacturing operations would have an adverse effect on the Company's overall results of operations.

     DEPENDENCE ON SUPPLIERS FOR FLOORCOVERING PRODUCTS AND DISTRIBUTION. The Company relies on several large independent floorcovering manufacturers for the production of the CARPETMAX Division's floorcoverings, including Shaw which supplied approximately 23% of the Company's floorcovering purchases for the nine months ended October 31, 1996. In addition, the Company's retail inventory management is highly dependent on the delivery capabilities of these manufacturers. Any significant change in the Company's relationships with manufacturers, or in the manner in which these manufacturers produce or distribute their products, could have a material adverse effect on the Company. Although these manufacturers have been reliable, high-quality producers, there can be no assurance that in the future these manufacturers will be willing or able to meet the Company's requirements and those of its franchisees on a timely basis or that their pricing and rebate policies will remain competitive. While the Company believes there are a number of alternative manufacturers capable of supplying and distributing the Company's floorcovering products, any delays in obtaining alternative suppliers could have a material adverse effect on the Company's operations and those of its franchisees. In addition, the Company expects that suppliers will substantially contribute to the opening expenses of new Gallery Stores. However, there can be no assurance that these suppliers will contribute to such expenses and, to the extent they do not, the Company's ability to maintain its Gallery Store roll-out may be adversely affected. See "Business -- Retail Infrastructure -- Supplier Relationships."

     ENVIRONMENTAL AND REGULATORY MATTERS. The Company's carpet manufacturing and recycling operations and facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from wastes and emissions of hazardous substances and to provide a safe workplace for the Company's employees. The Company believes it is either in material compliance with all currently applicable laws and regulations or is operating in accordance with appropriate variances or similar arrangements. The Company believes that compliance with current laws and regulations will not require significant capital expenditures or have a material adverse effect on its operations. However, such laws and regulations are subject to change in the future, and any failure by the Company to comply with present or future regulations could subject it to future liabilities or the suspension of production which could have a material adverse effect on the Company's business. In addition, changes in environmental regulations could restrict the Company's ability to expand its facilities or could require the Company to incur substantial unexpected other expenses to comply with such regulations.

     INDOOR AIR QUALITY. The effect of carpeting and other floorcovering products on indoor air quality has been the subject of debate in recent years. Although it is uncertain whether emissions from carpet pose a health hazard, there can be no assurance that researchers will not detect hazardous levels of emissions from carpet. The discovery of adverse health effects resulting from carpeting, or the public perception thereof, could have a material adverse effect on the Company's operations and those of its franchisees.

     ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), contains provisions requiring supermajority stockholder approval to effect certain extraordinary corporate transactions which are not approved by the Board of Directors. These provisions make it more difficult to effect a merger, sale of control or similar transaction involving the Company even though a majority of the Company's stockholders may vote in favor of such a transaction. The Company is also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may have the effect of delaying, deferring, or preventing a change in control of the Company by limiting transactions between the Company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). In addition, the Company's Certificate of Incorporation includes a number of additional anti-takeover provisions which, among other things, require a staggered Board of Directors, limit the ability of stockholders to call special meetings, eliminate stockholder action by unanimous consent, restrict the ability of the stockholders to amend certain provisions of the Certificate of Incorporation, permit the Board of Directors to amend the Bylaws without stockholder consent and authorize the issuance of up to 1,000,000 shares of preferred stock, issuable in series, the relative rights and preferences of which may be designated by the Board of Directors. The effect of these provisions is to make it more difficult to effect a change in control of the Company through the acquisition of a large block of the Company's Common Stock and may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts.

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price herein. Developments in the floorcovering industry or changes in general economic conditions could adversely affect the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have 16,034,852 shares of Common Stock outstanding. Of these shares, a total of 12,281,498 shares, including the 3,600,000 shares offered hereby, will be freely tradable without restrictions or further registration under the Securities Act. All the remaining 3,753,354 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, an affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned such restricted securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 160,349 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held these shares for more than three years are entitled to sell such restricted securities without regard to the volume, manner of sale, notice and public information requirements of Rule
144. Of these restricted securities, approximately 3,378,236 shares are currently eligible for sale in the public market pursuant to Rule 144. Additional shares of Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market pursuant to Rule 144 from time to time. The Company has registered 2,663,355 shares of Common Stock issuable upon the exercise of stock options which will be available for sale in the open market upon exercise. As of January 16, 1997, an aggregate of 2,003,753 shares were subject to presently exercisable stock options. The Company, its directors and executive officers and each of the Selling Stockholders who, upon completion of this offering will own in the aggregate 4,059,582 shares, have each agreed that they will not directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any security convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters except for bona fide gifts or transfers effected by such stockholder other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company pursuant to the exercise of certain stock options outstanding upon completion of this Offering. The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely effect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities. See "Principal and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 3,175,773 shares of Common Stock offered by the Company hereby (the "Offering"), based on an assumed offering price of $15.6875 per share of Common Stock (the last reported sales price for the Common Stock on the Nasdaq National Market on January 24, 1997) and after deducting underwriting discounts and commissions, estimated offering expenses and underwriting discounts and commissions payable by the Company to reimburse one of the Selling Stockholders, are estimated to be approximately $46.5 million (approximately $54.5 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.


     The Company intends to use the net proceeds from the Offering primarily to repay a portion of the Company's outstanding borrowings under its credit facilities. As of January 15, 1997, the Company's credit facilities had outstanding balances totaling approximately $91.1 million at a weighted average interest rate of 8.25%. Amounts outstanding under the credit facilities mature at various dates through September 30, 2003. The indebtedness under the credit facilities was incurred primarily to refinance the existing debt of the Company and Image as well as to provide the Company with additional working capital. Upon completion of the Offering and application of the net proceeds therefrom, the Company intends to renegotiate the terms of the credit facilities.

     Pending such use, the net proceeds will be invested in short-term, investment-grade securities, certificates of deposit, or direct or guaranteed obligations of the United States government.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol "MAXM." The following table sets forth the range of the high and low sales prices of the Common Stock as reported by the Nasdaq National Market:


                                                                            HIGH      LOW
                                                                            ----      ----
    FISCAL YEAR ENDED MARCH 31, 1995
      First Quarter.......................................................  $15  1/2  $11  1/2
      Second Quarter......................................................   16  1/2   10  1/2
      Third Quarter.......................................................   17  1/8   12  1/8
      Fourth Quarter......................................................   16        11  1/4
    FISCAL PERIOD ENDED JANUARY 31, 1996
      First Quarter.......................................................  $13  1/2  $ 9  1/4
      Second Quarter......................................................   13  3/4    9  3/4
      Third Quarter.......................................................   15  1/4   11  3/4
      Fourth Quarter(1)...................................................   14         9
    FISCAL YEAR ENDING JANUARY 31, 1997
      First Quarter.......................................................  $12  1/2  $ 9  3/8
      Second Quarter......................................................   15  1/2   11  1/4
      Third Quarter.......................................................   17        12
      Fourth Quarter (through January 24, 1997)...........................   17  7/8   14


---------------

(1) Includes only the month of January 1996 due to a change in the Company's fiscal year end from March 31 to January 31.


     On January 24, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $15.6875 per share.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock. The Company does not intend to declare or pay any cash dividends for the foreseeable future, and intends to retain earnings, if any, for the future operation and expansion of the Company's business. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, availability of cash, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. Currently, the Company is restricted in its ability to declare or pay cash dividends under the terms of its credit facility.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at October 31, 1996 and as adjusted to give effect to the sale of the 3,175,773 shares of Common Stock offered by the Company hereby (at an assumed offering price of $15.6875 per share, the last reported sales price for the Common Stock on January 24, 1997) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                            OCTOBER 31, 1996
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         --------    -----------
                                                                             (IN THOUSANDS)
Long-term debt........................................................   $ 90,447     $  43,954
Capital lease obligations.............................................      2,211         2,211
Stockholders' equity:
  Preferred stock, par value $.001 per share; 1,000,000 shares
     authorized; no shares issued and outstanding.....................         --            --
  Common stock, par value $.001 per share; 25,000,000 shares authorized; 12,489,180 and 15,724,955 shares issued and
     outstanding on an actual and as adjusted basis,
     respectively(1)..................................................         12            16
  Additional paid-in capital..........................................     61,131       107,620
  Retained earnings...................................................     11,794        11,794
                                                                         --------      --------
     Total stockholders' equity.......................................     72,937       119,430
                                                                         --------      --------
     Total capitalization.............................................   $165,595     $ 165,595
                                                                         ========      ========


---------------


(1) Excludes (i) 1,567,040 shares of Common Stock issuable as of October 31, 1996 upon the exercise of outstanding stock options under the Company's 1993 Stock Option Plan, of which 1,071,138 options were presently exercisable on that date, (ii) 932,615 shares of Common Stock issuable as of October 31, 1996 (872,613 shares, as adjusted to give effect to the exercise of options to purchase 60,002 shares of Common Stock by one of the Selling Stockholders) upon the exercise of presently exercisable outstanding stock options under the Company's RSO Plan, and (iii) 432,960 shares reserved for future issuance under the Company's 1993 Stock Option Plan, as amended.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain selected consolidated financial data of the Company for the periods indicated, which data has been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company as of January 31, 1996 and for the ten month period ended January 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements of the Company as of March 31, 1995 and for each of the years in the two year period ended March 31, 1995 have been audited by KPMG Peat Marwick LLP, independent auditors. The selected financial data for the years ended March 31, 1992 and 1993 and for the nine month periods ended September 30, 1995 and October 31, 1996 are derived from the unaudited consolidated financial statements of the Company. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial condition and results of operations for these periods. Operating results for the nine months ended October 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 1997. This selected consolidated financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information included and incorporated by reference herein. Financial data gives retroactive effect to the merger of the Company and GCO, Inc. on September 28, 1994 and the merger of the Company and Image on August 30, 1996, which transactions were accounted for as poolings-of-interests.

                                                                                        TEN
                                             FISCAL YEAR ENDED MARCH 31,              MONTHS
                                      ------------------------------------------       ENDED
                                                                                    JANUARY 31,         NINE MONTHS ENDED
                                                                                    -----------    SEPTEMBER 30,    OCTOBER 31,
                                                                                                   ------------------------
                                       1992       1993        1994        1995        1996(1)         1995(2)         1996(2)
                                      -------    -------    --------    --------    -----------    -------------    -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE, STORE AND TERRITORY DATA)
STATEMENT OF EARNINGS DATA:
Revenues
  Sales of floorcovering products.... $74,809    $88,676    $106,237    $174,935     $ 186,568       $ 161,733       $ 185,735
  Fees from franchise services.......   2,167      5,113       9,688      13,876        13,432          12,146          19,684
  Fiber and PET sales................   7,193      4,583       5,297      12,886        24,072          15,928          23,458
  Other..............................     388        479       1,369       1,644         3,479           2,208           2,585
                                      -------    -------    --------    --------      --------        --------        --------
    Total revenues...................  84,557     98,851     122,591     203,341       227,551         192,015         231,462
Cost of sales........................  63,465     71,570      85,847     139,521       161,723         132,351         166,934
                                      -------    -------    --------    --------      --------        --------        --------
    Gross profit.....................  21,092     27,281      36,744      63,820        65,828          59,664          64,528
Selling, general, and administrative
  expenses...........................  13,185     17,417      23,669      46,870        59,197          47,053          54,104
Replacement stock option charge......      --         --      10,388(3)       --            --              --              --
Goodwill impairment charge...........      --         --          --          --         6,569(4)           --              --
Merger-related costs.................      --         --          --         500(5)         --              --           4,700(6)
Interest expense, net................   4,487      3,824       1,579       1,442         4,280           3,026           4,588
Other expense (income)...............     532         98         263        (421)          (78)           (417)           (426)
                                      -------    -------    --------    --------      --------        --------        --------
Earnings (loss) before income taxes
  and extraordinary income...........   2,888      5,942         845      15,429        (4,140)         10,002           1,562
Income tax expense...................     306        947         376       5,787           105           3,656           1,514
                                      -------    -------    --------    --------      --------        --------        --------
Net earnings (loss) before
  extraordinary income...............   2,582      4,995         469       9,642        (4,245)          6,346              48
Extraordinary income.................      --         --         190          --            --              --              --
                                      -------    -------    --------    --------      --------        --------        --------
    Net earnings (loss).............. $ 2,582    $ 4,995    $    659    $  9,642     $  (4,245)      $   6,346       $      48
                                      =======    =======    ========    ========      ========        ========        ========
Net earnings (loss) per common
  share(7)........................... $  0.29    $  0.56    $   0.06    $   0.72     $   (0.32)      $    0.47       $    0.00
                                      =======    =======    ========    ========      ========        ========        ========
Weighted average shares
  outstanding(7).....................   8,963      8,903      11,161      13,301        13,301          13,546          13,791
                                      =======    =======    ========    ========      ========        ========        ========
SELECTED OPERATING DATA:
Revenues attributable to:
  CARPETMAX operations............... $ 1,325    $ 3,766    $ 10,051    $ 63,933     $  85,278       $  73,244       $  91,245
  GCO operations.....................   3,655      5,605       9,283      12,158        14,012          11,381          16,958
  Image operations...................  79,577     89,480     103,257     127,250       128,261         107,390         123,259
End of period:
  Company-owned stores...............       4          8           8          51            59              64              53
  Franchise territories..............      98        148         233         325           377             364             397

                                                       MARCH 31,                     JANUARY 31,            OCTOBER 31,
                                       ------------------------------------------    -----------            -----------
                                        1992       1993        1994        1995        1996(1)                 1996
                                       -------    -------    --------    --------    -----------            -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.....................   $ 8,495    $12,297    $ 26,489    $ 44,844     $  61,456              $  54,551
Total assets........................    54,074     63,809      95,281     162,473       202,085                210,144
Long-term debt and capital leases...    36,418     29,908      21,083      56,035        92,710                 92,658
Stockholders' equity................    28,378     30,960      50,053      71,424        72,150                 72,937

---------------

(1) On January 31, 1996, the Company changed its fiscal year end from March 31 to January 31.
(2) These periods are not entirely comparable as the period ended October 31, 1996 does not include the month of January, which is one of the two weakest sales months of the year. See "Risk Factors -- Fluctuations in Quarterly Results, Seasonality and Cyclical Nature of the Floorcovering Industry."
(3) Image granted replacement stock options on August 10, 1993, in replacement of a like number of unvested stock appreciation units and vested and unvested stock options. As a result of this exchange, Image recognized a non-cash, non-recurring charge of $10.4 million in its fiscal year ending March 31, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended March 31, 1995 Compared to Year Ended March 31, 1994 -- Replacement Stock Option Charge" and Note 13 of "Notes to Consolidated Financial Statements."

(4) Certain of the Company's acquired stores have not performed as anticipated at the time of purchase. The results from these operations through the end of fiscal 1996 led management to assess the realizability of the goodwill recorded in connection with these acquisitions, the result of which indicated a permanent impairment of goodwill necessitating a write-off totaling $6.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Ten Month Period Ended January 31, 1996 Compared to Year Ended March 31, 1995 -- Goodwill Impairment" and Note 2 of "Notes to Consolidated Financial Statements."

(5) Represents a non-recurring charge of $500,000 related to the merger with GCO, Inc.
(6) Represents a non-recurring charge of $4.7 million related to the merger with Image.
(7) Earnings per share is computed on a fully diluted basis as described in Note 1 to the Consolidated Financial Statements of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) contained elsewhere in this Prospectus. In January 1996, the Company changed its fiscal year end from March 31 to January 31. The following discussion compares results of operations for the nine months ended October 31, 1996 with the nine months ended September 30, 1995 and compares the ten month period ended January 31, 1996 with the twelve month period ended March 31, 1995. Thus, comparisons are not entirely comparable. On August 30, 1996 the Company merged with Image, which transaction was accounted for as a pooling-of-interests.

GENERAL

     From fiscal 1991 through fiscal 1994, the Company's operations consisted of selling floorcovering products, securing franchise dealers and brokering the purchase of floorcovering products, principally carpet, from major suppliers on behalf of its franchisees. During this period, the Company derived the majority of its revenues and operating profits from sales of floorcovering products, franchise fees and royalties, as well as fees from the provision of various services to the franchisees. In May 1994, the Company commenced a strategy of acquiring independent floorcovering retailers, with the goal of building a network of Company-owned stores in addition to its franchise network. This acquisition program included selected CARPETMAX franchisees, other independent dealers and GCO (accounted for as a pooling-of-interests). Acquisitions accounted for under the purchase method of accounting resulted in the Company originally recording goodwill of $16.2 million, which was adjusted for the goodwill impairment charge of $6.6 million recorded in fiscal 1996. See " -- Results of Operations."

     In April 1995, the Company commenced opening additional Company-owned stores to expand its market share. Furthermore, in June 1995 the Company opened its new distribution center and headquarters facility. Accordingly, the Company's results of operations for the ten months ended January 31, 1996 and for the nine months ended October 31, 1996 reflect the costs and expenses associated with the new store openings and the new distribution center and headquarters.

     On December 12, 1995, the Company announced the execution of a letter of intent for the merger of the Company into Shaw. On January 12, 1996, the Company terminated its negotiations with Shaw resulting in non-recurring merger transaction costs and material interruptions to advertising, brokerage and franchise revenue in fiscal 1996.

     As of January 1, 1997, the Company's retail network consisted of 50 Company-owned CARPETMAX stores, including one Gallery Store, seven Company-owned GCO stores and 399 franchise dealers operating approximately 465 CARPETMAX stores and 99 GCO stores.

RESULTS OF OPERATIONS

     The following table sets forth the Company's results of operations expressed as a percentage of total revenues for the periods indicated:

                                                                               TEN MONTHS
                                                                                  ENDED             NINE MONTHS ENDED
                                              FISCAL YEAR ENDED MARCH 31,      JANUARY 31,    SEPTEMBER 30,    OCTOBER 31,
                                             ------------------------------   -------------   -----------------------------
                                                 1994             1995           1996(1)         1995(2)         1996(2)
                                             -------------    -------------   -------------   -------------   -------------
STATEMENT OF EARNINGS DATA:
Revenues
  Sales of floorcovering products.........        86.7%            86.0%           82.0%           84.2%           80.2%
  Fees from franchise services............         7.8              6.7             5.9             6.3             8.5
  Fiber and PET sales.....................         4.3              6.3            10.6             8.3            10.1
  Other...................................         1.2              1.0             1.5             1.2             1.2
                                                ------           ------          ------          ------          ------
Total revenues............................       100.0%           100.0%          100.0%          100.0%          100.0%
                                                ======           ======          ======          ======          ======
Cost of sales.............................        70.0%            68.6%           71.1%           68.9%           72.1%
                                                ------           ------          ------          ------          ------
  Gross profit............................        30.0             31.4            28.9            31.1            27.9
Selling, general, and administrative
  expenses................................        19.3             23.1            26.0            24.5            23.4
Replacement stock option charge...........         8.5(3)            --              --              --              --
Goodwill impairment charge................          --               --             2.9(4)           --              --
Merger-related costs......................          --              0.2(5)           --              --             2.0(6)
Interest expense, net.....................         1.3              0.7             1.9             1.6             2.0
Other expense (income)....................         0.2             (0.2)           (0.1)           (0.2)           (0.2)
                                                ------           ------          ------          ------          ------
Earnings (loss) before income taxes and
  extraordinary income....................         0.7              7.6            (1.8)            5.2             0.7
Income tax expense........................         0.3              2.9             0.1             1.9             0.7
                                                ------           ------          ------          ------          ------
Net earnings (loss) before extraordinary
  income..................................         0.4              4.7            (1.9)            3.3              --
Extraordinary income......................         0.1               --              --              --              --
                                                ------           ------          ------          ------          ------
    Net earnings (loss)...................         0.5%             4.7%           (1.9)%           3.3%             --%
                                                ======           ======          ======          ======          ======

---------------

(1) On January 31, 1996, the Company changed its fiscal year end from March 31 to January 31.
(2) These periods are not entirely comparable as the period ended October 31, 1996 does not include the month of January, which is one of the two weakest sales months of the year. See "Risk Factors -- Fluctuations in Quarterly Results, Seasonality and Cyclical Nature of the Floorcovering Industry."
(3) Image granted replacement stock options on August 10, 1993, in replacement of a like number of unvested stock appreciation units and vested and unvested stock options. As a result of this exchange, Image recognized a non-cash, non-recurring charge of $10.4 million in its fiscal year ending March 31, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended March 31, 1995 compared to Year Ended March 31, 1994 -- Replacement Stock Option Charge" and Note 13 of "Notes to Consolidated Financial Statements."

(4) Certain of the Company's acquired stores have not performed as anticipated at the time of purchase. The results from these operations through the end of fiscal 1996 led management to assess the realizability of the goodwill recorded for these acquisitions, the result of which indicated a permanent impairment of goodwill necessitating a write-off totaling $6.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Ten Month Period Ended January 31, 1996 Compared to Year Ended March 31, 1995 -- Goodwill Impairment" and Note 2 of "Notes to Consolidated Financial Statements."

(5) Represents a non-recurring charge of $500,000 related to the merger with GCO, Inc.
(6) Represents a non-recurring charge of $4.7 million related to the merger with Image.

  NINE MONTHS ENDED OCTOBER 31, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Total Revenues. Total revenues increased 20.6% to $231.5 million for the nine months ended October 31, 1996 from $192.0 million for the nine months ended September 30, 1995. The components of total revenues are discussed below.

          Sales of Floorcovering Products. Sales of floorcovering products increased 14.8% to $185.7 million for the nine months ended October 31, 1996 from $161.7 million for the nine months ended September 30, 1995. Sales of floorcovering products in Company-owned stores increased 24.3% to $84.3 million for the nine months ended October 31, 1996 from $67.8 million for the nine months ended September 30, 1995. The growth in retail sales of floorcovering products was primarily due to the impact of the acquisitions of floorcovering retailers and, to a lesser extent, to internal growth. The results of these acquired retailers are not fully reflected in the prior year periods as such acquisitions were made at various times during the year. Sales of manufactured carpet increased 8.9% to $98.8 million for the nine months ended October 31, 1996 from $90.7 million for the nine months ended September 30, 1995. Unit sales of manufactured carpet increased 7.2% to 16.4 million square yards for the nine months ended October 31, 1996 from 15.3 million square yards for the nine months ended September 30, 1995. Also contributing to the overall increase in total sales was a 1.7% increase in the average unit selling price of manufactured carpet. The Company opened a new distribution facility in Kennesaw, Georgia in June of 1995. Sales from the distribution center amounted to $2.7 million for the nine months ended October 31, 1996 and $3.3 million for the nine months ended September 31, 1995, largely representing sales to the Company's franchisees.

          Fees from Franchise Services. Fees from franchise services, which include franchise license fees and royalties, brokering of floorcovering products, and advertising, increased 62.8% to $19.7 million for the nine months ended October 31, 1996 from $12.1 million for the nine months ended September 30, 1995. This increase was attributable to increases in brokering activity generated from new CARPETMAX and GCO franchisees, growth in demand for franchise services from existing CARPETMAX and GCO franchisees, greater utilization of advertising and other services offered to franchisees and an expansion of advertising services offered by the Company.

          Fiber and PET Sales. Sales of fiber and PET increased 47.8% to $23.5 million for the nine months ended October 31, 1996 from $15.9 million for the nine months ended September 30, 1995. Unit sales increased 57.1% to
     44.3 million pounds for the nine months ended October 31, 1996 from 28.2 million pounds for the nine months ended September 30, 1995 as a result of increased fiber production capacity from the addition of a second polyester fiber extruder. The unit sales increase was partially offset by a 6.0% decline in the average selling price per pound of fiber and PET sales for the nine months ended October 31, 1996 compared to the nine months ended September 30, 1995.

     Gross Profit. Gross profit increased 8.0% to $64.5 million for the nine months ended October 31, 1996 from $59.7 million for the nine months ended September 30, 1995. As a percentage of sales, gross profit was 27.9% for the nine months ended October 31, 1996 compared to 31.1% for the nine months ended September 30, 1995. The decrease in gross profit as a percentage of sales is primarily a result of the recognition of higher raw material costs associated with manufacturing operations. Also contributing to the decrease in gross profit as a percentage of sales was the continuing change in the retail business mix of the Company to a revenue base consisting principally of the net sales of floorcovering products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 14.9% to $54.1 million for the nine months ended October 31, 1996 from $47.1 million for the nine months ended September 30, 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 23.4% for the nine months ended October 31, 1996 from 24.5% for the nine months ended September 30, 1995 as a result of spreading fixed costs over a larger revenue base. Additionally, the Company reduced certain note receivable reserves totaling $350,000 which favorably affected net earnings by approximately $210,000.

     Merger-Related Costs. The Company recorded merger-related costs of $4.7 million for the nine months ended October 31, 1996 relating to the merger with Image. The charge includes both transaction costs, as well as severance costs and the elimination of redundant systems.

     Interest Expense, net. Interest expense increased 53.3% to $4.6 million for the nine months ended October 31, 1996 from $3.0 million for the nine months ended September 30, 1995 due principally to financing associated with capital expenditures in the manufacturing operations and increased working capital requirements.

     Income Tax Expense. The Company recorded income tax expense of $1.5 million for the nine months ended October 31, 1996 compared to $3.7 million for the nine months ended September 30, 1995. Income tax expense for the nine months ended October 31, 1996 reflects the impact of non-deductible expenses associated with the merger with Image. The effective tax rate for the nine months ended September 30, 1995 was 36.6%.

     Net Earnings. As a result of the foregoing factors, the Company recorded net earnings of $48,000 for the nine months ended October 31, 1996 compared to net earnings of $6.3 million for the nine months ended September 30, 1995.


  TEN MONTH PERIOD ENDED JANUARY 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995


     Total Revenues. Total revenues increased 12.0% to $227.6 million for fiscal 1996 from $203.3 million for fiscal 1995. The components of total revenues are discussed below.

          Sales of Floorcovering Products. Sales of floorcovering products increased 6.7% to $186.6 million for fiscal 1996 from $174.9 million for fiscal 1995. Sales of floorcovering products in Company-owned stores increased 41.0% to $80.8 million for fiscal 1996 from $57.3 million for fiscal 1995. The growth in retail revenues for fiscal 1996 largely reflected increases in direct sales resulting from acquired retailers in the prior fiscal year which were only included in the Company's sales for part of fiscal 1995. Sales of manufactured carpet decreased 10.4% to $102.0 million for fiscal 1996 from $113.8 million from fiscal 1995. Units sales decreased 15.8% to 17.0 million square yards for fiscal 1996 from 20.2 million square yards for fiscal 1995. Expressed on a per week basis (total sales divided by number of weeks in the fiscal year), sales of manufactured carpet represented an increase of 5.9% resulting from an increase in average unit selling price for domestic markets. Expressed on a per week basis (total units divided by number of weeks in the fiscal year), unit sales decreased 0.7%. Therefore, the increase in sales was attributable solely to increased average unit selling prices. Sales from the distribution center amounted to $3.8 million during each of fiscal 1996 and fiscal 1995, largely representing sales to the Company's franchisees.

          Fees from Franchise Services. Fees from franchise services decreased 3.6% to $13.4 million for fiscal 1996 from $13.9 million for fiscal 1995. The overall decrease resulted from fewer CARPETMAX franchises granted in fiscal 1996.

          Fiber and PET Sales. Sales of fiber and PET increased 86.8% to $24.1 million for fiscal 1996 from $12.9 million for fiscal 1995. Unit sales increased 25.6% to 38.3 million pounds for fiscal 1996 from 30.5 million pounds for fiscal 1995 as a result of increased fiber production capacity from the addition of a second polyester fiber extruder. The remainder of the total increase was due to increased average unit selling prices.

     Gross Profit. Gross profit increased 3.1% to $65.8 million for fiscal 1996 from $63.8 million for fiscal 1995. As a percentage of sales, gross profit was 28.9% in fiscal 1996 compared to 31.4% for fiscal 1995. Gross profit as a percentage of sales for manufacturing decreased to 19.8% for fiscal 1996 from 24.2% in fiscal 1995 as a result of increased costs of PET raw materials, which were only partially offset by increased selling prices of fiber, PET and polyester carpet.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 26.2% to $59.2 million for fiscal 1996 from $46.9 million for fiscal 1995. As a percentage of revenues, selling, general and administrative expenses increased to 26.0% for fiscal 1996 from 23.1% for fiscal 1995. This increase was largely due to the Company's recording additional reserves on accounts receivables, costs associated with the closing of certain under-performing stores as well as additional inventory reserves recorded in order to reflect lower inventory market prices, and costs associated with the proposed merger with Shaw. In addition, the Company incurred additional expenses resulting from the move to the Kennesaw facility as well as additional expenses associated with the opening of new stores and significant growth in personnel.

     Goodwill Impairment. Certain of the Company's acquired stores have not performed as anticipated at the time of purchase. The results from these operations through the end of fiscal 1996 led management to a re-evaluation of operations that indicated significant strategic and operational changes would be necessary at certain stores, including changes in the customer mix, changes of location, and changes in store design and merchandising. These factors caused management to assess the realizability of the goodwill recorded for these acquisitions, the result of which indicated a permanent impairment of goodwill resulting in the Company recording a goodwill impairment charge of $6.6 million.

     Merger-related Costs. The Company recorded merger-related costs of $500,000 for fiscal 1995, relating to transaction costs associated with the merger with GCO, Inc.

     Interest Expense, net. Interest expense increased 207.1% to $4.3 million for fiscal 1996 from $1.4 million for fiscal 1995 due principally to increased borrowings related to the acquisition and operation of Company-owned stores and Pharr Yarns of Georgia, Inc., the funding of operating losses in certain Company-owned stores, increased borrowings resulting from the move to the new facility in Kennesaw, Georgia, as well as additions of fixed assets and leasehold improvements associated with new stores and plant facilities.

     Income Tax Expense. The Company recorded income tax expense of $105,000 for fiscal 1996 compared to $5.8 million for fiscal 1995. Income tax expense for fiscal 1996 reflects the impact of certain non-deductible goodwill. The Company's effective tax rate for fiscal 1995 was 37.5%.

     Net (Loss) Earnings. As a result of the foregoing factors, the Company recorded a net loss of $4.2 million for fiscal 1996 compared to net earnings of $9.6 million for fiscal 1995.

  YEAR ENDED MARCH 31, 1995 COMPARED TO YEAR ENDED MARCH 31, 1994

     Total Revenues. Total revenues increased 65.8% to $203.3 million in fiscal 1995 from $122.6 million in fiscal 1994. The components of total revenues are discussed below.

          Sales of Floorcovering Products. Sales of floorcovering products increased 64.7% to $174.9 million for fiscal 1995 from $106.2 million for fiscal 1994. Sales of floorcovering products in Company-owned stores increased 664.0% to $57.3 million for fiscal 1995 from $7.5 million for fiscal 1994. The growth in retail sales of floorcovering products was primarily due to direct sales from retailers acquired in the prior fiscal year which were only included in the Company's sales for a portion of fiscal 1994. Sales of manufactured carpet increased 16.5% to $113.8 million for fiscal 1995 from $97.7 million for fiscal 1994. Unit sales of manufactured carpet increased 13.5% to 20.2 million square yards for fiscal 1995 from 17.8 million square yards for fiscal 1994. Also contributing to the overall increase in total sales of manufactured carpet was a 2.4% increase in the average unit selling price of manufactured carpet. Sales from the distribution center amounted to $3.8 million for fiscal 1995 and $967,000 for fiscal 1994, largely representing sales to the Company's franchises.

          Fees from Franchise Services. Fees from franchise services increased 43.3% to $13.9 million for fiscal 1995 from $9.7 million for fiscal 1994. This increase was attributable to increases in brokering activity generated from new CARPETMAX franchisees, growth in demand for franchise services from existing CARPETMAX and GCO franchisees, greater utilization of advertising and other services offered to franchisees and an expansion of advertising services offered by the Company.


          Fiber and PET Sales. Sales of fiber and PET increased 143.4% to $12.9 million for fiscal 1995 from $5.3 million for fiscal 1994. Unit sales of PET products increased 100.7% to 30.5 million pounds for fiscal 1995 from
     15.2 million pounds for fiscal 1994 due to increased production capacity of clean PET flake and pellet. Also contributing to the overall increase in total sales was a 20% increase in average unit selling price for fiscal 1995 compared to fiscal 1994.


     Gross Profit. Gross profit increased 73.8% to $63.8 million for fiscal 1995 from $36.7 million for fiscal 1994. As a percentage of revenues, gross profit was 31.4% for fiscal 1995 compared to 30.0% for fiscal 1994. This increase was primarily the result of increased efficiencies in the manufacturing operations partially offset by a decline in gross profit as a percentage of revenues from retail operations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 97.9% to $46.9 million for fiscal 1995 from $23.7 million for fiscal 1994. As a percentage of revenues, selling, general and administrative expenses increased to 23.1% for fiscal 1995 from 19.3% for fiscal 1994 as a result of the Company's greater emphasis in fiscal 1995 on operating Company-owned rather than franchise retail stores and the corresponding additional costs associated with operating additional retail stores in fiscal 1995.

     Replacement Stock Option Charge. In fiscal 1994, Image adopted a Plan and Agreement of Conversion in which all previously outstanding vested and unvested stock options and unvested stock appreciation units were canceled and a like number of fully vested replacement stock options were issued. These options have an exercise price of $.01 per share and expire March 30, 2006. In connection with the grant of the replacement stock options, Image recognized a non-cash, non-recurring charge of $10.4 million.

     Income Tax Expense. The Company recorded income tax expense of $5.8 million for fiscal 1995 compared to $376,000 for fiscal 1994. The Company's effective tax rate decreased to 37.5% for fiscal 1995 from 44.4% for fiscal 1994 due to the reduction in non-deductible expenses for tax purposes. In addition, the Company recognized a $3.9 million deferred tax benefit in fiscal 1994 in connection with the replacement stock option charge.

     Net Earnings. As a result of the foregoing factors, the Company recorded net earnings of $9.6 million for fiscal 1995 compared to $659,000 for fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     General. The Company's primary capital requirements are for new store openings, investments in the manufacturing operations, working capital and acquisitions. The Company historically has met its capital requirements through a combination of cash flow from operations, equity transactions, bank lines of credit and credit terms from suppliers.

     Credit Facilities. In connection with the Image merger, the Company established three credit facilities aggregating $125 million, (the "Credit Facility"). The Credit Facility consists of (i) a $65 million revolving facility of which $6.6 million was available for borrowings on January 15, 1997, and which matures in August 1999, (ii) a $30 million term facility that matures in December 2001, and (iii) a $30 million term facility that matures in September 2003. As of January 15, 1997, the Company had fully borrowed amounts available under both term facilities. Amounts outstanding under the Credit Facility bear interest at a variable rate based on LIBOR or the prime rate, at the Company's option. As of January 15, 1997, the weighted average interest rate on amounts outstanding under the Credit Facility was 8.25%. The Credit Facility contains customary covenants. As of January 15, 1997, the Company was in compliance with all covenants under the Credit Facility. The Company intends to renegotiate the Credit Facility upon completion of the Offering.

     As of January 15, 1997, the Company also has approximately $1.0 million of debt outstanding under various term loans at interest rates ranging from 5.9% to 10.5%.

     Cash Flows. During the nine months ended October 31, 1996, operating activities provided $13.1 million compared to a use of $13.2 million for the nine months ended September 30, 1995. The increase in cash provided by operating activities resulted primarily from a decrease in inventories, which was principally attributable to substantially reduced raw material unit costs and reduced raw material quantities and an increase in depreciation and amortization. The decrease in inventory was also partially due to higher sales of floorcovering products to franchisees and other carpet retailers.

     During the nine months ended October 31, 1996, investing activities used $12.4 million compared to $32.7 million for the nine months ended September 30, 1995. The decrease is primarily due to a decrease in acquisitions during fiscal 1997, the completion of Image's second polyester fiber extruder in fiscal 1995 and the completion of a new main office/distribution facility in fiscal 1996.

     During the nine months ended October 31, 1996, financing activities provided cash of $273,000 compared to cash provided of $43.0 million in the prior year period. This decrease is primarily due to decreased borrowings during the fiscal 1997 period, in connection with reduced uses for investing activities and improved cash flows from operations.

     Capital Expenditures. The Company anticipates that it will require approximately $40.0 million in fiscal 1998 to open new Gallery Stores, reconfigure existing CARPETMAX stores, expand its manufacturing capacity and upgrade its management information systems. The Company expects to open approximately 30 new Gallery Stores in fiscal 1998. The Company estimates that capital expenditures to open a new Gallery Store will average approximately $100,000 net of landlord allowances and supplier participations. Pre-opening expenses will be approximately $50,000 per store. The actual costs that the Company will incur in opening a new Gallery Store cannot be predicted with precision because the Company has opened only one Gallery Store and opening costs will vary based upon geographic location, the size of the store, the amount of supplier contributions and the extent of the build-out required at the selected site.

                                    BUSINESS

GENERAL

     The Company operates and franchises one of the largest retail floorcovering networks in North America through two retail floorcovering concepts: CARPETMAX, which operates full-service floorcovering stores, and GCO, which operates cash-and-carry discount floorcovering stores. As of January 1, 1997, the Company's retail network consisted of 50 Company-owned CARPETMAX stores, including one Gallery Store, seven Company-owned GCO stores, and 399 franchise dealers operating approximately 465 CARPETMAX stores and 99 GCO stores. In addition, the Company has recently begun to expand its floorcovering distribution network to target large commercial projects for institutional customers such as hospitals, hotels, governments, the military and schools (the "specified contract" market) and smaller commercial and residential construction and renovation projects managed by a general contractor (the "builder" market). The Company's retail floorcovering revenues increased 22.4% to $87.0 million for the nine months ended October 31, 1996 from $71.1 million for the nine months ended September 30, 1995 and total revenues, including manufacturing revenues, increased 20.6% to $231.5 million for the nine months ended October 31, 1996 from $192.0 million for the nine months ended September 30, 1995.

     In 1991, the Company commenced franchising the CARPETMAX brand name and concept and, through fiscal 1994, had established 187 franchisees in 233 territories. In fiscal 1995, the Company began to establish its Company-owned stores by acquiring existing CARPETMAX franchisees and additional independent floorcovering retailers. In September 1994, the Company acquired GCO, Inc., a franchisor and operator of cash-and-carry discount floorcovering stores with 11 owned and 56 franchised stores.

     In April 1995, the Company began opening Company-owned CARPETMAX stores utilizing a consistent format to expand its floorcovering retail market share and leverage its specialty retailing strategies and resources. The initial prototype CARPETMAX store is typically in a "Class A" retail location and ranges in size from 6,500 to 7,000 square feet of retail selling space. Each store carries a broad range of floorcovering selections featuring every major floorcovering category in separate in-store galleries. With the exception of area rugs, the Company merchandises its hard surface and carpet lines using product sample displays rather than in-stock inventories in order to minimize store investment and inventory risks. These CARPETMAX stores leverage the Company's strong supplier relationships, state-of-the-art advertising and promotion production and media placement capabilities, advanced store personnel training systems and programs and proprietary consumer credit program, thereby maximizing store productivity and profitability. The Company opened 12 initial prototype CARPETMAX stores from April 1995 through June 1996.

     In May 1996, the Company began expanding its retail management team and initiated certain refinements to its CARPETMAX store concept. In November 1996, the Company opened its first Gallery Store. The Gallery Store prototype has 6,500 square feet of retail selling space in a "Class A" retail location. The Company believes the Gallery Store has one of the most extensive product offerings in the industry, featuring approximately 8,000 SKUs of carpet, area rugs, hardwood flooring, vinyl flooring, ceramic tile, laminates, stone and resilient surfaces produced by the leading floorcovering manufacturers worldwide. The Gallery Stores are designed to create a more comfortable, enjoyable and productive shopping experience supported by a well-trained professional staff. Each floorcovering category is featured in a separate in-store gallery as well as in coordinated multi-category displays throughout the store. The Company has introduced the Gallery Store prototype in conjunction with a coordinated national advertising program to establish CARPETMAX as the "first-in-mind" floorcovering brand with the consumer. The Company plans to open 70 Gallery Stores during fiscal 1998 and 1999 in existing, contiguous and targeted new markets as well as convert certain of its 12 initial prototype CARPETMAX stores to Gallery Stores.

     To enhance its ability to offer high-quality and high-margin products and services, in August 1996, the Company merged with Image, a leading producer of polyester broadloom carpet. The Company believes that Image's product line will provide the Company's retail and commercial customers with a greater selection of high-quality carpet at a lower cost than would otherwise be available. Due to the niche nature of polyester carpet manufacturing, the Image merger has not adversely impacted the Company's relationships with its other carpet suppliers. In addition, the Company intends to develop and offer proprietary floorcovering maintenance and cleaning services throughout its retail network.

INDUSTRY OVERVIEW


     The floorcovering market is divided into three distinct segments: residential replacement (including full-service and cash-and-carry), specified contract and builder. The Company believes that the residential replacement segment comprises approximately 50% of the total North American floorcovering market with the specified contract and builder segments making up the remainder of the floorcovering market. The Company estimates total retail floorcovering sales approximated $20 billion in 1995.


     The domestic retail floorcovering industry is highly fragmented with independent retail floorcovering dealers operating over 14,000 locations. Other floorcovering vendors such as home centers, furniture stores, department stores and mass merchants operate over 23,000 locations nationwide. The Company believes that the industry is characterized by a large number of small local and regional companies, none of which has a national brand name, and a small number of national chains. The typical independent floorcovering retailer operates one store with limited product selection and service. As a result, the Company believes that most independent floorcovering retailers face distinct competitive disadvantages and challenges, including limited purchasing power for products and services, lack of product breadth and knowledge, and ineffective asset management, merchandising, selling and store-management techniques. The Company plans to capitalize on these competitive disadvantages through its buying power and professional retailing operations. The Company believes that the manufacturing component of the floorcovering industry has substantially consolidated and that the retail component is in its initial stages of consolidation. In addition, Shaw, the largest domestic carpet manufacturer, has entered the retail floorcovering market principally through the acquisition of several independent floorcovering dealers.

BUSINESS STRATEGY

     The Company's objective is to establish the largest and most profitable residential and commercial floorcovering distribution network in North America. The Company has built an integrated floorcovering distribution network, consisting of both Company-owned and franchised retail stores, supported by the Company's extensive specialty retailing capabilities in product sourcing, store development, marketing and advertising, credit and personnel training.

     The cornerstone of the Company's strategy is focused on CARPETMAX, a full-service floorcovering retail concept that is designed to address the competitive disadvantages of traditional floorcovering stores. After opening 12 initial prototype CARPETMAX stores through June 1996, the Company refined its CARPETMAX retailing concept and opened the first Gallery Store in November 1996. The principal elements of the CARPETMAX strategy include:

     Offer Broad Selection of Products and Services. CARPETMAX is a one-stop, full-service floorcovering store for customers seeking a broad selection of carpet and other floorcovering products. Each store offers approximately 8,000 SKUs of floorcovering products, including carpets, area rugs, hardwood flooring, ceramic tile, vinyl flooring, laminates, and stone and resilient surfaces from leading floorcovering manufacturers worldwide. CARPETMAX stores, in particular the Gallery Store format, carry a much broader selection of floorcovering products and offer a more comprehensive range of related services than those featured at traditional floorcovering dealers.

     Locate Stores in Prime Retail Locations. The Company's strategy is to locate its new CARPETMAX stores in "Class A" retail locations, preferably as freestanding stores in locations with high consumer visibility. The Company intends to open multiple stores within a market to achieve management, operating and advertising efficiencies and to create barriers to competitive entry or expansion.

     Provide Customer Friendly Environment and Superior Service. The Company believes that a customer friendly shopping environment and high level of customer service are important competitive advantages. The size and format of the CARPETMAX prototype emphasize customer intimacy and are designed to create a more comfortable, enjoyable and productive shopping experience supported by a well-trained professional staff. In addition, the Company offers customers added conveniences including a proprietary credit program, interior design consulting, delivery and installation services and a 100% satisfaction guarantee.

     Build Leading National Brand. The Company intends to establish CARPETMAX as the "first-in-mind" floorcovering brand by (i) increasing its offering of proprietary, CARPETMAX branded products, (ii) utilizing both local and national advertising campaigns reinforcing the CARPETMAX name, and (iii) opening consistent CARPETMAX stores in highly visible locations.

     Leverage Product Sourcing Capabilities. As a leading purchaser of floorcoverings, the Company is able to obtain advantageous pricing, delivery terms and merchandising programs. The Company has established close relationships with its major suppliers across all floorcovering categories. By capitalizing on these suppliers' production and delivery capabilities, the Company is able to offer what it believes is one of the largest selections of high-quality floorcovering products, generally on a private-label and just-in-time basis, which minimizes inventory risk and maximizes retail profitability. Furthermore, the Company merged with Image to ensure and enhance its ability to provide a reliable, low-cost proprietary source of carpet to support its expanding retail network.

     Leverage Retailing Resources and Capabilities. In addition to its product sourcing capabilities, the Company has invested in extensive retailing resources to support the growth and operation of its floorcovering distribution network. Specific resources include (i) highly-experienced retailing management, (ii) in-house media studios to produce advertising and promotion programs and point-of-sale merchandising materials, (iii) a media placement staff servicing all major markets, (iv) a satellite communication system for store-level training and product promotions, (v) proprietary training programs to develop store personnel, and (vi) a proprietary consumer credit program. The Company will continue to leverage these resources to support the opening of new CARPETMAX stores and the expansion of its other distribution channels.

GROWTH STRATEGY

     While the Company intends to use the CARPETMAX concept, in particular the Gallery Store prototype, as its primary growth vehicle, the Company will continue to expand its floorcovering distribution network to more fully utilize its distribution and retailing resources and capabilities. Specifically, the Company intends to grant additional GCO franchises to further penetrate the cash-and-carry market and to expand its presence in the specified contract and builder markets through both internal growth and acquisitions. The principal elements of the Company's growth strategy include:

     Roll Out New Gallery Stores. The Company intends to open 70 Gallery Stores in existing, contiguous and targeted new markets during fiscal 1998 and 1999. The Company intends to target areas with significant new residential building activity or older, more established communities where remodeling is likely to occur. The Company plans to open multiple stores within each market to achieve management, operating and advertising efficiencies and to create barriers to competitive entry or expansion.

     Expand the GCO Franchise Network. GCO stores principally target the cash-and-carry residential replacement and builder segments. The Company intends to continue to franchise GCO stores as opposed to opening Company-owned GCO stores because of capital investment requirements. Currently, the Company has GCO franchise dealers operating 99 stores in approximately 55 of the 259 areas of dominant influence ("ADI") in the United States. As a result, the Company believes there exists opportunities to open GCO stores in contiguous and targeted new markets and expects to grant approximately 25 new GCO franchises in fiscal 1998.

     Expand Product Offerings and Services for Each Distribution Format. The Company believes that by offering new products and services to its customers, such as consumer credit programs, installation and post-sale maintenance products and services, the Company will increase retail productivity through more frequent and larger customer transactions. The Company has developed its "Wall-to-Wall" credit program to provide attractive financing arrangements for customers.

     Expand Specified Contract and Builder Distribution Capabilities. The Company has expanded its presence in the specified contract and builder markets through recent acquisitions. The Company intends to build market share in these segments primarily by leveraging its existing distribution network and established floorcovering distribution and retail resources to target these segments. The Company believes that the Company's existing infrastructure and proprietary, low-cost carpet products will support the growth of the Company's complementary specified contract and builder businesses.


     Strategic Acquisitions. The Company intends to selectively pursue the acquisition of floorcovering dealers in markets which offer the potential for the Company to build substantial market share and provide a platform for new store openings. The Company's acquisition prospects include both independent retailers and existing CARPETMAX franchisees. The Company will also selectively pursue the acquisition of complementary businesses and services.

RETAIL OPERATIONS

     CARPETMAX Stores. CARPETMAX stores currently operate under a variety of formats. All CARPETMAX stores carry a broad variety of CARPETMAX private-label floorcoverings from leading manufacturers, including high-quality polyester carpets manufactured by Image. In May 1994, the Company commenced a store acquisition strategy and as of January 1, 1997, the Company had acquired 13 full-service floorcovering operations currently representing 36 stores operating under the CARPETMAX brand name in 11 markets (the "Acquired CARPETMAX Stores"). In April 1995, the Company began opening Company-owned CARPETMAX stores and as of January 1, 1997, the Company had opened 12 initial prototype CARPETMAX stores.

     CARPETMAX Flooring Idea Gallery Stores. In November 1996, the Company opened its first Gallery Store, offering an extensive merchandise mix, including carpet, area rugs, hardwood flooring, ceramic tile, vinyl flooring, laminates and stone and resilient surfaces, and a wide range of services, including interior design consulting, measuring, delivery, installation and satisfaction guarantees. The Company intends to use the Gallery Store as its primary growth vehicle and plans to open 70 Gallery Stores during fiscal 1998 and 1999 in existing, contiguous and targeted new markets as well as convert certain of its 12 initial prototype CARPETMAX stores into Gallery Stores.

          Store Format. The Gallery Store provides customers with a "one-stop" shopping experience for all of their floorcovering needs, catering primarily to consumers seeking a wide selection of high-quality products. The typical Gallery Store will be free-standing with 6,500 square feet of retail selling space located in a prime retail location. Gallery Stores feature a race-track design and are outfitted with innovative merchandising fixtures and displays, attractive in-store signage, a child-play area, and customer conference and work areas. Gallery Stores are designed to create a more comfortable, enjoyable and productive shopping experience supported by a well-trained professional staff. Each Gallery Store displays approximately 8,000 SKUs of floorcovering products, with departmentalized product displays dedicated to particular floorcovering products as well as cross-merchandise displays exhibiting a combination of floorcovering products. With a greater emphasis on hard surface floorcovering products than its initial prototype CARPETMAX store, the Company believes that the Gallery Store will meet increasing consumer demand for alternatives to traditional carpet products.

          A schematic drawing of the Company's Gallery Store prototype is illustrated below.

     [Schematic diagram depicting the interior design and store layout of the Company's Gallery Store.]

          Site Selection and Targeted Markets. In locating new store sites, the Company relies on its in-house store development department to identify markets and store sites with high sales potential. In evaluating potential markets, the Company considers the target market's economy, demographics, growth potential and customer base as well as potential competition. The Company also targets areas with significant new residential building activity or older, more established communities where remodeling is likely to occur. In addition to performing internal market analyses, the Company has used a nationally recognized market research group to validate internal forecasts and to conduct additional market studies based on specific criteria established by the store development department. Within each market, the Company seeks to locate stores in prime retail locations with high consumer visibility. The Company intends to open multiple stores within each market to achieve management, operating and advertising efficiencies and to create barriers to competitive entry or expansion.


          The Company also intends to offer certain of its existing CARPETMAX franchisees the opportunity to upgrade their existing CARPETMAX stores to Gallery Stores. See "-- Franchise Operations -- CARPETMAX Franchise Network."


          Conversion of Company-Owned Stores. The Company intends to convert certain of its 12 Company-opened initial prototype CARPETMAX stores into Gallery Stores. Also, where economically feasible, the Company intends to initiate a store remodeling program to upgrade certain of the remaining 36 Acquired CARPETMAX Stores to be consistent with the Gallery Store format. Where it is not economically feasible, the Company will utilize such stores as service centers to expand its builder business. The Company may also convert such stores, on a limited basis, into a factory direct cash-and-carry format.

     Georgia Carpet Outlet Stores. GCO operates and franchises discount floorcovering stores under the name "GCO Carpet Outlets" catering to the cash-and-carry floorcovering market. As of January 1, 1997, GCO operated seven Company-owned GCO stores and had 99 franchise stores. GCO stores have a consistent format with approximately 10,000 square feet of retail selling space. Unlike CARPETMAX or Gallery Stores, a GCO store maintains all of its products in inventory. Replacement inventory is provided through the

Company's distribution center in Kennesaw, Georgia. GCO stores derive more than 75% of their revenues from the sale of carpet, with the balance consisting of pad, hardwood and vinyl flooring sales. GCO caters primarily to consumers with a higher degree of price sensitivity who do not require the higher levels of customer service and broad selection of products provided by CARPETMAX stores. Customers typically include "do-it-yourself" homeowners, home builders, rental property owners and property managers. In contrast to the full service operations of the CARPETMAX stores, GCO does not offer delivery or installation services. Instead, customers requiring these services, principally installation, are provided a list of recommended independent contractors. Floorcovering products are sold on a limited warranty basis. The Company intends to focus its expansion of the GCO network through franchises. See "-- Franchise
Operations -- GCO Franchise Network."


SPECIFIED CONTRACT OPERATIONS

     To expand its market share in the specified contract segment of the floorcovering industry, in November 1996 the Company acquired Bailey & Roberts, a Knoxville, Tennessee-based company with a significant presence in the specified contract market and an excellent reputation for attracting and maintaining specified contract business. The specified contract business caters primarily to the floorcovering requirements of larger commercial customers. As a result, it is possible to manage the specified contract segment from relatively few regional offices. The Company serves specified contract customers beginning at the project specification stage and continuing through securing, delivering, installing and maintaining the floorcovering product. The Company currently has approximately 25 salespeople whose primary responsibility is to develop specified contract business and service specified contract customers and plans to add salespeople in regional markets.

BUILDER OPERATIONS

     To expand its market share and enhance its management expertise in the builder segment of the floorcovering industry, in November 1996 the Company acquired Sexton, a Knoxville, Tennessee-based company with an excellent reputation in the builder market. The Company services the builder segment primarily in local markets where it has established regional service centers and a base of CARPETMAX stores. Leveraging the established infrastructure available in these local markets, the Company utilizes its extensive merchandise mix, product displays, sales personnel and customer service capabilities in catering to the builder customer's needs. The Company currently has approximately 40 salespeople whose primary responsibility is to service the builder customer.

FRANCHISE OPERATIONS

     CARPETMAX Franchise Network. The Company generates revenues from CARPETMAX franchisees through three primary sources: franchise fees, brokerage fees from purchases of floorcovering products and additional services provided on a fee basis. The current one-time franchise fee payable by a new CARPETMAX franchisee is $35,000 for the operation of a CARPETMAX franchise in an exclusive territory. The franchise agreement requires CARPETMAX franchisees to purchase at least 50% of their floorcovering products through suppliers designated by the Company on which the Company earns a brokerage fee paid by the supplier. In addition to having better and lower-cost access to industry floorcovering products, CARPETMAX franchisees also have access to CARPETMAX private-label products and specials. Additional services, including customized merchandising programs, advertising and promotion, credit and training programs are offered on a fee-for-service basis.

     CARPETMAX franchisees have the exclusive right to use the CARPETMAX business concept and service marks, logos, slogans and other identifying features within a specific geographic area (the "Exclusive Area"). Provided that the dealer is not in default, the Company may not grant more than one franchise within an Exclusive Area, nor may the Company or any affiliate of the Company operate a Company-owned store within an Exclusive Area without the franchisee's consent. Major metropolitan market areas, however, may be divided into a number of Exclusive Areas. In addition, because of the different nature of their business, CARPETMAX and GCO franchises may be established in the same territory. While there are currently no franchisees with rights to open and operate Gallery Stores, the Company intends to offer certain of its existing CARPETMAX franchisees the opportunity to upgrade their existing CARPETMAX stores to Gallery Stores in return for allowing the Company to open stores in their exclusive territory.

     As of January 1, 1997, the Company had 300 franchise dealers operating approximately 465 CARPETMAX stores. The Company does not expect its CARPETMAX franchise network to grow materially in the future, as its strategy is to open Company-owned Gallery Stores to expand its retail network.

     GCO Franchise Network. GCO generates revenues from franchise fees and franchise royalty fees based on franchise store sales. The current one-time franchise fee payable by each new GCO franchisee is $25,000. In addition, the GCO franchisee pays the Company a royalty at the rate of 5% on the first $500,000 of gross sales and 3% on gross sales over $500,000 during a year. GCO franchisees have the exclusive right to use the GCO business concept and service marks, logos, slogans and other identifying features within a specific geographic area. The Company has continued to expand the scope of services available to GCO franchisees. The Company now offers services relating to site selection and merchandising, advertising and promotion, management and sales training, credit, information systems and other store operations. Although the Company markets GCO franchises to CARPETMAX franchisees, the Company does not permit GCO's franchisees to use the CARPETMAX store format and services, the Company's CARPETMAX proprietary marks or to sell CARPETMAX private-label products. Currently there are four franchisees operating both GCO and CARPETMAX franchises.

     As of January 1, 1997, the Company had 99 GCO franchise stores operating in 55 of the 259 ADI markets in the United States.

RETAIL INFRASTRUCTURE


     Supplier Relationships. The Company believes that the Company obtains high-quality products at a lower cost than its competitors due to the floorcovering purchasing volume of the Company's retail network and its relationships with major floorcovering suppliers. The ability of the Company to purchase and inventory private label products creates significant buying opportunities and competitive advantages for the Company. In addition, the Company's use of its vendors' efficient distribution networks permits it to maintain low inventory levels, providing the Company with an important competitive advantage. The Company believes that the Company is not dependent upon any one vendor for product purchases and the loss of any single vendor would not have a long-term material adverse effect on the Company's operating results or financial position.


     The Company offers a full range of floorcovering products from leading manufacturers, including Shaw, Mohawk Industries, Inc., Beaulieu of America, Inc., Queen Carpet and World Carpet, together with its proprietary Image products, for broadloom carpet, Monsanto, DuPont and AlliedSignal for carpet fiber, Armstrong World Industries, Mannington and Congoleum for vinyl flooring, Bruce Hardwood Floors (a division of Triangle Pacific Industries), and Harris-Tarkett for hardwood flooring, American Marazzi, Dal-Tile and Florida Tile (a division of PreMark International), for ceramic tile and Pergo and Wilsonart (a division of PreMark International) for laminates. Each of these suppliers is a leader in its respective floorcovering category. The Company's suppliers also include niche carpet, vinyl, hardwood, laminates and ceramic tile producers worldwide, as well as leading manufacturers and importers of area rugs and other decorative floorcovering products.

     Advertising and Promotion. The Company, through its in-house, state-of-the-art production facilities, develops and offers to its CARPETMAX retail distribution network high-quality, creative marketing and promotion programs, including television, radio, print and direct mail campaigns, sales literature and point-of-purchase programs. The Company maintains on-site multi-track audio recording studios, a television production facility and full-service media department, and has produced advertising campaigns nationwide. The Company believes that it obtains economies of scale in advertising production and media placement that are unavailable to smaller retailers. Customized advertising packages are available to franchisees at lower rates than those charged by most advertising or production companies.

     To further expand and develop the national brand awareness of CARPETMAX floorcovering products and services, the Company has developed a comprehensive national and regional marketing strategy that emphasizes electronic and paper media, including television and newspaper circulars. The Company has recently placed a greater emphasis on national media campaigns, such as TV and magazines. In conjunction with the Gallery Store roll-out, the Company launched nationwide CARPETMAX advertisements in national magazines such as Architectural Digest, Women's Day, Ladies Home Journal, Better Homes and Gardens, and House Beautiful featuring CARPETMAX product selection, quality, pricing and satisfaction guarantee as well as the Company's commitment to superior customer service.

     Retail Management and Sales Training. The Company focuses on enhancing retail productivity by applying proven techniques to train its store managers and sales representatives. All Company-owned store management, sales and operating personnel receive intensive training in a variety of areas ranging from product knowledge to sales and service techniques at the Company's "Carpet College." The Company offers a variety of training programs to its franchisees on a fee basis. These programs range from daily classes to intensive three-week programs. Also, all store personnel, whether at Company-owned stores or franchise stores, receive a comprehensive training and orientation program which emphasizes the Company's advertising and marketing support, use of consumer credit, store operations, general business practices and inter-company operations.

     To further enhance its training capabilities, the Company utilizes a state-of-the-art interactive satellite communications system consisting of digital video, audio and data compilation and analysis with 170 down-links. The training system utilizes interactive communication capabilities to broadcast training and merchandising programs to Company-owned store locations and participating CARPETMAX franchise dealers. Broadcasts include information on sales training, new technology, new products, merchandising, available specials and design trends.

     Site Selection and Store Development and Design. The Company has an in-house store development department with responsibility for site selection, lease negotiation and build-out of Company-owned stores to accelerate store openings and minimize opening costs. In locating sites for its Gallery Stores, the store development department evaluates the economic conditions, demographics, growth and customer base of potential markets as well as possible competition. In addition to performing internal market analysis, the Company has used a nationally recognized market research group to validate internal forecasts and to conduct additional market studies based on specific criteria established by the store development department. Using its construction and development expertise, the store development department will also coordinate the redesign of certain of the Company-owned CARPETMAX stores into, or to be consistent with, the Gallery Store prototype. See "-- Retail
Operations -- CARPETMAX Flooring Idea Gallery Stores." The interior store design includes pre-determined product mix merchandised principally through samples rather than in stock inventory, fixtures and display systems, and point-of-sale merchandising signage and promotional materials. Once a new store site is identified, the Company will stage the products and merchandising systems for the new store in its distribution center and headquarters. The Company intends to own certain of its store sites.


     Management Information Systems. Company-owned stores are currently operating their businesses with the information systems which were in place at the time of acquisition by the Company. However, the Company is currently working with a nationally recognized information technology consulting firm to develop a proprietary point-of-sale system for tracking consumer demographics and purchasing patterns, and integrating store operations and financial data into the Company's central information system. The Company believes that there is also an opportunity to link franchisees, Company-owned stores and vendors through the integration of EDI capabilities with the Company's information systems. Using its current information system, the Company obtains information on a weekly basis detailing each of its Company-owned store's sales, expenses, close ratios and various other data relating to store operations that the Company requires for the efficient management of its retail stores.

CUSTOMER SERVICE

     The Company seeks to differentiate itself from other independent and large retailers through its service offerings. Accordingly, CARPETMAX stores offer retail customers the following services:

     Interior Design and Product Selection. CARPETMAX sales professionals assist customers in all aspects of making a floorcovering selection, including assessment of interior design preferences, coordination with other home furnishings and decorating preferences, and product layout and measuring. To confirm customer satisfaction with a selected floorcovering product, the Company offers a full replacement guarantee for any reason, including if the customer does not like their own choice of color or style once installed. CARPETMAX sales professionals seek opportunities to visit a customer's home or commercial location to verify proper installation and to identify additional purchase opportunities.

     Delivery and Installation. CARPETMAX stores rely on local contractors for the installation of floorcovering products. Because installation is often the Company's final contact with customers, the Company has recently developed the "Ten Point Must System," a merit based training program for its installation subcontractors, to guarantee consistent high-quality installation service. Points are earned under the Ten Point Must System by satisfying various requirements including (i) attending classes devoted to increasing the subcontractors' knowledge of the Company's floorcovering products and services,
(ii) complying with a standardized dress code, and (iii) the absence of customer complaints.

     Consumer Credit Program. The Company, in affiliation with a national provider of consumer financing, began offering consumer credit to its customers in November 1996. The Company's consumer credit program is marketed as the CARPETMAX "Wall-to-Wall" credit program and is exclusively for the use of the Company's CARPETMAX stores and participating franchisees. The Company believes these credit programs enhance closing ratios and lead to higher average ticket purchases. The Company uses a pre-approved listing service which enables CARPETMAX stores to solicit sales from 100% credit pre-approved potential customers. With 60-day, 90-day, 6-month and 12-month interest-free programs, plus open- and closed-end revolving credit packages, the Company offers a variety of credit plans to its customers. The Company also offers longer term (up to three years) consumer credit financing for its customers. The Company is not contingently liable for the credit extended and receives a percentage of interest attributable to accounts outstanding.

CARPET MANUFACTURING OPERATIONS

     On August 30, 1996, the Company merged with Image, a leading manufacturer of polyester carpet, to establish a proprietary source of private-label, high-quality polyester carpet lines for the Company's multiple distribution channels. The ability of the Company to manufacture high-quality polyester carpet enables the Company and its franchisees to offer lower prices and obtain higher margins than they might otherwise be able to obtain.

     Carpet Manufacturing. Image's carpet manufacturing operations include yarn spinning, tufting, dyeing and finishing operations. In fiscal 1996, the Company converted 42.5 million pounds of fiber into carpet. Because the Company's current fiber conversion capacity is approximately 70 million pounds, the Company intends to expand its production of high-quality polyester carpet.

     Image is vertically integrated from the manufacture of polyester fiber from PET bottles and other post-consumer and post-industrial PET waste materials through the manufacturing of carpet products. The principal raw materials used in Image's carpet manufacturing operations are polyester fiber, synthetic backing materials and various dyes and chemicals. Image manufactures its polyester fiber from recycled PET obtained from post-consumer plastics such as discarded soda bottles, and obtains other raw materials from several supply sources.

     Image purchases recycled PET from over 250 suppliers which it converts into clean PET resin. Image extrudes clean PET resin into polyester fiber, which it spins into carpet face yarn. The yarn is then tufted into undyed and unfinished carpet and later dyed and finished into one of the Company's various carpet styles. Image converts approximately 60% of its clean PET resin into its carpet products. The balance is sold as PET resin to producers of packaging and other materials or converted into polyester fiber and sold to home furnishings producers. During the twelve months ended June 29, 1996, a total of 28 companies purchased approximately 24.4 million pounds of clean PET resin produced by Image.


     Carpet Marketing and Sales. Image designs, manufactures and markets 58 carpet styles and maintains approximately 1,663 SKUs consisting of a range of colors, densities and textures. Image has positioned its products in the medium price range for carpets sold domestically and emphasizes quality, style and service. Image has historically marketed its carpets domestically and internationally through a direct sales force of approximately 50 full-time sales representatives and 15 independent sales agents at January 16, 1997. Image's carpets are sold through over 6,000 independent retailers and distributors. Following its merger with the Company in August 1996, the Company significantly expanded the marketing of Image's carpets by offering and selling a greater amount of Image's carpets through its CARPETMAX network and GCO stores. For the nine months ended October 31, 1996, total sales of Image's carpets through the Company's distribution networks amounted to approximately $7.0 million, or 7.1% of Image's total carpet sales. In both the residential and commercial markets, price competition and market coverage are particularly important because of the relatively small differentiation perceived among most competing product lines. Image's recent investment in polyester fiber extrusion equipment, its modern carpet manufacturing equipment and its marketing strategy contribute to its ability to compete on the basis of price, style, quality and service. For the nine months ended October 31, 1996, revenues generated from the sale of Image's carpets was $98.8 million, comprising 42.7% of the Company's total revenues.


COMPETITION

     Competition in the retail floorcovering market is intense due to the significant number of retailers in operation. In December 1995, Shaw, the world's largest carpet manufacturer, announced its decision to move into the retail floorcovering sector. Pursuant to this strategy, Shaw has acquired Carpetland USA, Inc. and New York Carpet World, Inc. Although Shaw is in the early stages of developing its retail operations, there can be no assurance that it will not become a major competitor in the future. In addition, large retailers also provide significant competition, including The Home Depot, Inc. and Sears, Roebuck & Co. The principal methods of competition within the retail floorcovering industry include store location, product selection and merchandising, customer service and price. The Company also competes with businesses that market to retail floorcovering franchisors. The Company believes that there are two primary competitors in its franchise business: Carpet One and Abbey Rug, two buying cooperative associations. The Company distinguishes itself from its competition by directly offering a full range of services to its members in addition to the traditional services of purchasing and merchandising. Management believes that the Company's competitors subcontract most services (except floorcovering purchasing) to outside vendors.

     The Company's carpet manufacturing business competes with other carpet manufacturers and manufacturers of alternative floorcoverings such as wood or tile. Certain of the Company's competitors in the carpet manufacturing business have greater financial and other resources than the Company. The carpet manufacturing industry currently has one dominant participant, Shaw, whose 1995 sales were estimated to represent approximately 30% of the total industry sales. In addition, carpet sales by Mohawk Industries, Inc. in 1995 were estimated to represent 15% of the total industry sales. Carpet manufacturers also face competition from the hard surface floorcovering industry. The principal methods of competition within the carpet manufacturing industry are price, style, quality and service.

TRADEMARKS, SERVICE MARKS, TRADE NAMES AND COMMERCIAL SYMBOLS

     The Company has registered a number of marks with the U.S. Patent and Trademark Office including CARPETMAX(R), Carpetmax -- THE NATIONAL CARPET EXCHANGE(R) and MAKING A WORLD OF DIFFERENCE(R). The Company has also applied for registration of the mark CARPETMAX Flooring Idea Gallery(TM). GCO has registered a number of marks with the U.S. Patent and Trademark Office, including GCO(R) and GCO CARPET OUTLETS(R). GCO also uses a number of service marks in association with its standard GCO franchise including a word mark consisting of the words "GCO Carpet Outlets(TM)" and design and word marks consisting of "GCO Carpet Outlets(TM)" or "Georgia Carpet Outlets(TM)." Image uses several trademarks in the marketing of its polyester fiber and carpet, including Duratron(R), Duratron Gold(TM), Image Resist-Gard(R), Resistron(R), Ecolon(R), Permalon(TM), Enviro-Tech(R), Image(TM) and Classique(R). Image's registered trademarks are of perpetual duration, subject to periodic renewal and continued use.

     There are no infringing uses actually known to the Company which could materially affect the Company's use of the service marks, logos or slogans in any state in which the Company is, or is proposed to be, located. There are no patents or copyrights relevant to the Company and the Company is not the owner or licensee of any patent or copyrights relevant to the franchise.

EMPLOYEES

     As of January 1, 1997, the Company employed approximately 2,300 persons on a full-time basis, including approximately 800 persons at its retail operations and approximately 1,500 persons at its manufacturing operations. No employee is a party to any collective bargaining agreement and the Company believes its relationship with its employees is good.

GOVERNMENTAL REGULATION

     The Company is subject to Federal Trade Commission ("FTC") regulations governing the offer and sale of franchises. The FTC's Trade Regulation Rule on Franchising (the "FTC Rule") requires the Company to furnish to prospective franchisees a franchise offering circular containing certain information prescribed by the FTC Rule.

     State laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship currently exist in a substantial number of states. Such laws generally require registration of the franchise offering circular with state authorities prior to the offer or sale of franchises and regulate the franchise relationship by, for example, requiring the franchisor to deal with its franchisees in good faith, prohibiting misrepresentations and interference with the right of free association among franchisees, limiting the imposition of standards of performance on a franchisee and regulating discrimination against franchisees in charges, royalties or fees. Although such laws may restrict a franchisor in the termination of a franchise agreement by, for example, requiring "good cause" to exist as a basis for the termination, advance notice to the franchisee of the termination, an opportunity to cure a default and a requirement to repurchase inventory or other compensation, these provisions have not had a significant effect on the Company's franchise operations.

     The Company is not aware of any pending franchise legislation which in its view is likely to have a material adverse effect on the operations of the Company. The Company is aware, however, that various legislative proposals have been or are being debated at both the state and federal levels which could result in new laws regulating the offer and sale of franchises and other aspects of the franchisor-franchisee relationship. It is possible that such legislation, if enacted, could adversely affect the Company's franchise operations. The Company believes, however, that its operations comply in all material respects with current federal and state franchise regulations.

     The Company is also subject to numerous existing and proposed state and federal laws and regulations designed to protect the environment from wastes and emissions of hazardous substances. Management believes it is either in material compliance with all currently applicable laws and regulations or is acting in accordance with the appropriate variances or similar arrangements. The Company believes that compliance with current laws and regulations will not require significant capital expenditures or have a material adverse effect on its operations. However, the enactment of new or expanded environmental regulations could adversely affect the Company's operations.

     Each Company-owned store and franchise location is subject to licensing and regulation by a number of governmental authorities, which may include health, sanitation, safety, fire, building and other agencies in the state or municipality in which the business is located. Difficulties in obtaining or failure to obtain the required licenses or approvals could delay or prevent the procurement of new Company store sites or franchises in a particular area.

PROPERTIES

     In June 1995, to accommodate a growing distribution and retail business, the Company relocated its entire corporate staff and distribution center to a 150,000 square foot facility on a 13 acre site in Kennesaw, Georgia. The Company stores inventory and distributes products to its retail floorcovering network from this facility. The Company previously occupied a 62,000 square foot building in nearby Marietta, Georgia. The Marietta facility is currently being leased to an unrelated third party.

     The Company also leases 57 facilities, through which it conducts its retail operations.

     The executive offices of the Company's manufacturing subsidiary, Image, are located in Armuchee, Georgia. In addition, plants are located in Georgia, Alabama and South Carolina. The following is a summary of the plants and other properties owned or leased by Image:

                                                                          APPROXIMATE
                                                                            ENCLOSED
     IMAGE LOCATIONS                      PRIMARY USE                  AREA (SQUARE FEET)
-------------------------   ----------------------------------------   ------------------
Armuchee, Georgia(1).....   Executive Office, Carpet Tufting and
                              Finishing, Storage and Shipping                232,000
Calhoun, Georgia(2)......   PET Storage                                       53,000
                            PET Storage                                      116,000
                            PET Storage                                       50,000
Kensington, Georgia(2)...   PET Storage                                      136,000
Lylerly, Georgia(2)......   PET Storage                                       54,000
Rome, Georgia(1).........   Carpet Dyeing, Finished Carpet Storage           216,000
Rome, Georgia(2).........   Finished Carpet and Fiber Storage                140,000
                            Finished Carpet and Yarn Storage                  41,000
Rome, Georgia(1).........   Yarn Spinning                                    211,000
Shannon, Georgia(1)(3)...   Finished Carpet Storage                          308,000
Summerville,
  Georgia(1).............   PET Sortation, Granulation, Washing,
                            Fiber Extrusion and PET Pellet
                            Extrusion,
                            Storage and Shipping                             366,000
Talladega, Alabama(1)....   Yarn Spinning                                     82,000
Melville, New York(2)....   PET Purchasing Office                                425
Dillon, South
  Carolina(1)............   Yarn Spinning                                    102,000

---------------

(1) These plants are owned, with the exception that the plant in Summerville, Georgia is leased pursuant to a capital lease from the Development Authority of the City of Summerville. Image has the option to purchase the Summerville plant, which includes 14 acres, for $100 upon expiration of the lease in 2003. These plants include owned approximate acreages as follows:
     168 acres at Armuchee, Georgia; 20 acres at Rome, Georgia (carpet dyeing); 48 acres at Rome (yarn spinning); 10 acres at Talladega, Alabama; 12 acres at Dillon, South Carolina; 8 acres at Summerville, Georgia; and 35 acres at Shannon, Georgia.
(2) These facilities are leased under leases which expire within the next three years. Management believes that these leases can be renewed on substantially the same terms and conditions as the existing leases.
(3) On May 29, 1996, Image purchased approximately 35 acres of land and has begun construction of its new distribution center which is expected to be completed in the first quarter of fiscal 1998.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company is a party or of which any of its properties are subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of any of the foregoing is a party or has an interest adverse to the Company.

                                   MANAGEMENT

     The following table sets forth certain information regarding the executive officers and directors of the Company:

          NAME               AGE                     POSITION WITH THE COMPANY
-------------------------    ---     ---------------------------------------------------------
M.B. Seretean............    72      Chairman of the Board
A.J. Nassar..............    40      President, Chief Executive Officer and Director
James W. Inglis..........    52      Chief Operating Officer, Senior Executive Vice President
                                     and Director
Larry M. Miller..........    55      Senior Executive Vice President and Director
H. Stanley Padgett.......    49      Senior Executive Vice President and Director; President
                                     of Image
Thomas P. Leahey.........    35      Executive Vice President, Finance and Treasurer
Sandra Fowler............    34      Executive Vice President, Administration
H. Gene Harper...........    35      Chief Financial Officer and Secretary
Richard A. Kaplan........    51      Chairman Emeritus and Director
Dicky W. McAdams.........    61      Director
Ronald H. McSwain........    54      Director
J. Michael Nixon.........    51      Director
Herb Wolk................    64      Director

DIRECTORS AND EXECUTIVE OFFICERS

     The following persons serve as the directors and executive officers of the
Company:

     M.B. Seretean has served as a Director of the Company since September 1993 and as its Chairman of the Board since February 1995. Mr. Seretean was a founder of Coronet Industries, Inc., a carpet manufacturer, in 1956 and served as its President and Chairman of the Board until his retirement in 1987. Mr. Seretean serves as a director of Trend Laboratories, Inc., a cosmetics company. He is a former director of RCA Corporation, Turner Broadcasting Corporation, the Atlanta Hawks and the Atlanta Braves.

     A.J. Nassar has served as President, Chief Executive Officer and a Director of the Company since December 1990. From 1986 to 1990, Mr. Nassar served as Vice President and Chief Operating Officer of Kenny Carpet and Linoleum, Inc., a multistore retail carpet chain in western New York. He was previously employed in the carpet manufacturing industry by Trend Carpet Mills and Queen Carpet Mills, where he was responsible for sales of floorcovering products to floorcovering retailers.

     James W. Inglis has served as Chief Operating Officer, Senior Executive Vice President and as a Director of the Company since May 1996. From 1983 to 1996, Mr. Inglis served in various capacities with The Home Depot, Inc., a home improvement retailer, including most recently as its Executive Vice President of Strategic Development and as a member of its board of directors.

     Larry M. Miller has served as a Senior Executive Vice President and Director of the Company since August 30, 1996. Mr. Miller was the co-founder of Image, has served as a Director of Image since its inception in 1976 and currently serves as Chairman of the Board, Secretary and President, Image Carpets division. Mr. Miller was the initial President of Image and has served as an executive officer every year thereafter.

     H. Stanley Padgett has served as a Senior Executive Vice President and Director of the Company since August 30, 1996. Since joining Image in 1976, Mr. Padgett has served as Vice President of Manufacturing and Vice President of Operations of Image prior to becoming its President and Chief Executive Officer in July 1990. Mr. Padgett has been a member of the Board of Directors of Image since September 1990.

     Thomas P. Leahey has served as Executive Vice President, Finance of the Company since August 1993 and as Treasurer since July 1994. Mr. Leahey was employed by the Wachovia Bank of Georgia, N.A. from September 1991 to August 1993 as a Vice President in the Corporate Banking Division. Mr. Leahey's banking career began in January 1984 and included service with Barnett Bank of Central Florida, N.A. and, from March 1987 to July 1991, with Fleet/Norstar Financial Group.

     Sandra Fowler has served as Executive Vice President, Administration of the Company since September 1993. From 1982 to September 1993, Ms. Fowler served in various capacities with Shaw, the nation's largest carpet manufacturer, including Manager of Corporate Accounts, where she acted as the liaison between that company and its corporate customers in all areas, ranging from sales to administration.

     H. Gene Harper has served as Chief Financial Officer and Secretary of the Company since September 1994. Mr. Harper was employed by KPMG Peat Marwick LLP from 1983 to September 1994 as a senior manager in the audit department.

     Richard A. Kaplan has served as Chairman Emeritus of the Company since February 1995 and served as Chairman of the Board of the Company from 1989 to February 1994. Mr. Kaplan founded the Company in 1989. Mr. Kaplan has also served as Chairman of the Board of Richland Industries Corp., a retail floorcovering chain based in Rochester, New York, since 1972.

     Dicky W. McAdams has served as a Director of the Company since October 1994. Mr. McAdams has been Chairman of the Board of Directors of GCO since it was incorporated in April 1988 and served as its President from April 1988 to October 1995. He has also been Chairman of the Board and CEO of McAdams Commercial Flooring and Furnishings, Inc., a full service residential and commercial floorcovering business, and its predecessor McAdams Carpets, Inc., since 1958. Mr. McAdams served as Chairman of the Retail Floorcovering Institute (now the American Floorcovering Association) from 1987 to 1988 and as its President from 1986 to 1987. From 1990 to 1991 he was Chairman of the Board of Directors of the Floorcovering Consumer Credit Association.

     Ronald H. McSwain has served as a Director of the Company since 1991. Since 1968, Mr. McSwain has served as the President and owner of McSwain's Carpets, a retail floorcovering business with 15 stores in the Cincinnati, Dayton, Columbus and Toledo, Ohio areas. Mr. McSwain serves as a director of Johnson Investment Mutual Fund Trust, an investment company.

     J. Michael Nixon has served as a Director of the Company since February 1996. Mr. Nixon has served as the President and co-owner of Q.I. Corporation, a building materials contractor, since 1967.

     Herb Wolk has served as a Director of the Company since 1991. Mr. Wolk is the owner and President of Cadillac Carpet Distributors and has served in various capacities with that Company since 1976. Mr. Wolk is the Chairman-elect of the American Floorcovering Association.

KEY EMPLOYEES

     Each of the following persons is a key employee, but not an executive officer of the Company.

     Herb Biggers, age 47, has served as Senior Vice President of Retail Operations since July 1996. Mr. Biggers was a General Manager in the Expo division of The Home Depot, Inc. from January 1994 to October 1995, and the President and Chief Executive Officer of Hancock Park Associates from 1988 to 1994. Mr. Biggers' retail experience includes positions of Chief Operating Officer of Seattle Lighting Corporation, the President and Chief Executive Officer of Forecast Lighting, Inc., and President and Chief Executive Officer of Homestead Fan Company.

     Ben S. Wu, age 45, has served as Senior Vice President of Real Estate Operations since July 1996. Prior to joining the Company, Mr. Wu served the McDonald's Corporation from 1990 to 1996, most recently as Senior Real Estate Manager responsible for the Southern California market. Mr. Wu also served as the Director of Real Estate and Licensing for McDonald's China Development Company in Hong Kong.

     Cristina L. Smith, age 32, has served as Vice President of Marketing since November 1996. Prior to joining the Company, Ms. Smith was a Marketing and Advertising Manager for the Expo division of The Home Depot, Inc. from March 1995 to November 1996. She began her retail marketing career with Mercantile Corporation in 1987 as a Computer Graphic Designer and left as Director of Newspaper Advertising and Catalogs to join Pet Stuff in 1993, where she served as the Creative Director until March 1995.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 16, 1997, and as adjusted to reflect the completion of the Offering, by (i) each of the Company's directors and executive officers; (ii) all directors and executive officers of the Company as a group; (iii) each person known by the Company to own beneficially 5.0% or more of the outstanding Common Stock; and (iv) the Selling Stockholders. Except as otherwise noted below, each of the holders listed below has sole voting power and investment power with respect to the shares shown as beneficially owned.

                                                      SHARES
                                                   BENEFICIALLY                  SHARES BENEFICIALLY
                                                      OWNED                             OWNED
                                                   PRIOR TO THE                       AFTER THE
                                                   OFFERING(1)        SHARES         OFFERING(1)
                                                ------------------     BEING     --------------------
              NAME AND ADDRESS                   NUMBER    PERCENT    OFFERED     NUMBER      PERCENT
---------------------------------------------   --------   -------    -------    ---------    -------
DIRECTORS, EXECUTIVE OFFICERS AND
  PRINCIPAL STOCKHOLDERS:
Richard A. Kaplan............................    915,000      7.1%          0      915,000       5.7%
  7 Far View Hill
  Rochester, New York 14620
A.J. Nassar(2)...............................    826,440      6.3           0      826,440       5.1
  210 TownPark Drive
  Kennesaw, Georgia 30144
M.B. Seretean(3).............................    502,000      3.8           0      502,000       3.1
H. Stanley Padgett(4)........................    454,497      3.4           0      454,497       2.8
Larry M. Miller(5)...........................    445,178      3.4           0      445,178       2.8
Ronald McSwain(6)............................    406,500      3.2      60,000      346,500       2.2
Herb Wolk....................................    320,000      2.5     120,000      200,000       1.3
Dicky W. McAdams(7)..........................    214,728      1.7     184,225       30,503         *
James W. Inglis(8)...........................    150,000      1.2           0      150,000         *
J. Michael Nixon(9)..........................     85,000        *           0       85,000         *
Thomas P. Leahey(10).........................     55,000        *           0       55,000         *
Sandra Fowler(11)............................     33,000        *           0       33,000         *
H. Gene Harper(10)...........................     16,464        *           0       16,464         *
The Kaufmann Fund, Inc.(12)..................    750,000      5.9           0      750,000       4.7
  140 E. 45th Street, 43rd Floor
  New York, New York 10017
All directors and executive officers as a
  group
  (13 persons)...............................   4,423,807    31.1                4,059,582      23.3
OTHER SELLING STOCKHOLDERS:
Hugh D. Bennett(10)..........................     60,002        *      60,002            0         0

---------------

* Less than one percent
(1) "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within sixty days of the date hereof. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. The percentages are based upon 12,799,077 shares outstanding as of January 16, 1997, except for certain parties who hold presently exercisable options to purchase shares. The percentages for those parties who hold presently exercisable options are based upon the sum of 12,799,077 shares plus the number of shares subject to presently exercisable options held by them, as indicated in the following notes.
(2) Includes 321,440 shares of Common Stock subject to presently exercisable stock options.
(3) Includes 250,000 shares of Common Stock subject to presently exercisable stock options.
(4) Includes 441,320 shares of Common Stock subject to presently exercisable stock options.
(5) Includes 155,020 shares of Common Stock subject to presently exercisable stock options.

(6) Includes 30,500 shares owned by a foundation and a trust with respect to which Mr. McSwain serves as trustee.
(7) Includes 10,000 shares of Common Stock subject to presently exercisable stock options.
(8) Includes 100,000 shares of Common Stock subject to presently exercisable stock options.
(9) Includes 40,000 shares of Common Stock subject to presently exercisable stock options.
(10) Represents shares of Common Stock subject to presently exercisable stock options.
(11) Includes 30,000 shares of Common Stock subject to presently exercisable stock options.
(12) Based on a Schedule 13G dated April 30, 1996 filed by The Kaufmann Fund. The Company makes no representation as to the accuracy or completeness of the information reported.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 16,034,852 shares of Common Stock outstanding (16,574,852 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, a total of 12,281,498 shares, including all of the 3,600,000 shares of Common Stock sold in this Offering, will be freely tradable without restriction or limitation under the Securities Act. The remaining 3,753,354 shares are "Restricted Securities" shares within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Securities"). The Restricted Securities were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     Approximately 3,378,236 Restricted Securities are currently eligible for sale in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 160,349 shares based upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     As of January 16, 1997, outstanding options to purchase 2,663,355 shares of Common Stock were held by certain officers, directors and employees of the Company pursuant to the Company's 1993 Stock Option Plan and RSO Plan and an aggregate of 269,260 shares were available for the grant of future options thereunder. The Company has filed a registration statement to register shares of Common Stock issuable upon the exercise of stock options under the 1993 Stock Option Plan and the RSO Plan. As of January 16, 1997, an aggregate of 2,003,753 shares were subject to presently exercisable stock options. Shares issued upon the exercise of stock options are available for sale in the open market.

     The Company, its executive officers and directors and each of the Selling Stockholders (who, upon completion of the Offering, will own in the aggregate 4,059,582 shares of Common Stock) have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell, or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company pursuant to the exercise of certain stock options outstanding upon completion of this Offering.

     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

     Following the Offering, the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, The Robinson-Humphrey Company, Inc. and Wheat, First Securities, Inc. are acting as representatives of the Underwriters (the "Representatives"), severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    Prudential Securities Incorporated........................................
    The Robinson-Humphrey Company, Inc........................................
    Wheat, First Securities, Inc..............................................
                                                                                   ------
                Total.........................................................  3,600,000
                                                                                   ======

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the public offering, the offering price and the concession may be changed by the Representatives.

     The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 540,000 additional shares of Common Stock at the public offering price, less underwriting discounts, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,600,000.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


     The Company, its directors and executive officers and each of the Selling Stockholders who, upon completion of this Offering, will own in the aggregate 4,059,582 shares, have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company pursuant to the exercise of certain stock options outstanding upon completion of this Offering.

     In connection with this Offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Certain legal matters related to the Offering will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of the Company as of and for the ten-months ended January 31, 1996, included herein and incorporated by reference in the Company's Transition Report (Form 10-K), have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon included and incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of the Company as of March 31, 1995 and for each of the years in the two-year period ended March 31, 1995, have been included and incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Image as of June 29, 1996 and July 1, 1995 and for each of the years in the three year period ended June 29, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company is subject to certain informational requirements of the 1934 Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site, containing such reports, proxy and information statements and other information regarding the Company, at "http://www.sec.gov". In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.



     The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission (File No. 0-22232) pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

     1. The Company's Transition Report on Form 10-K for the ten months ended January 31, 1996;

     2. The Company's Amendment No. 1 on Form 10-K/A dated October 15, 1996 to its Transition Report on Form 10-K for the ten months ended January 31, 1996;

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996;

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996;

     5. The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1996;

     6.   The Company's Current Report on Form 8-K dated May 31, 1996;

     7.   The Company's Current Report on Form 8-K dated August 30, 1996;

     8. The Company's Amendment No. 1 on Form 8-K/A dated November 15, 1996 to its Current Report on Form 8-K dated August 30, 1996.

     9. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on August 12, 1993 and as amended by Amendment No. 1 on Form 8-A/A as filed with the Commission on August 26, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary, The Maxim Group, Inc., 210 TownPark Drive, Kennesaw, Georgia 30144, telephone number (770) 590-9369.

                                    INDEX TO
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                       ------
Report of Independent Public Accountants...............................................    F-2
Independent Auditors' Report...........................................................    F-3
Consolidated Balance Sheets at March 31, 1995, January 31, 1996 and October 31, 1996
  (unaudited)..........................................................................    F-4
Consolidated Statements of Operations for the years ended March 31, 1994 and 1995, the ten months ended January 31, 1996, and the nine months ended September 30, 1995 and
  October 31, 1996 (unaudited).........................................................    F-5
Consolidated Statements of Stockholders' Equity for the years ended March 31, 1994 and
  1995, the ten months ended January 31, 1996, and October 31, 1996 (unaudited)........    F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1994 and 1995, the ten-months ended January 31, 1996, and the nine months ended September 30, 1995 and
  October 31, 1996 (unaudited).........................................................    F-7
Notes to Consolidated Financial Statements.............................................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of The Maxim Group, Inc.:

     We have audited the accompanying consolidated balance sheet of THE MAXIM GROUP, INC. (a Delaware corporation) AND SUBSIDIARIES as of January 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the ten months ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Maxim Group, Inc. and subsidiaries as of January 31, 1996 and the results of their operations and their cash flows for the ten months ended January 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
December 16, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
The Maxim Group, Inc.:

     We have audited the accompanying consolidated balance sheet of The Maxim Group, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Maxim Group, Inc. and subsidiaries as of March 31, 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
December 23, 1996

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             MARCH 31, 1995, JANUARY 31, 1996, AND OCTOBER 31, 1996
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                                  MARCH 31,   JANUARY 31,   OCTOBER 31,
                                                                                    1995         1996          1996
                                                                                  ---------   -----------   -----------
                                                                                                            (UNAUDITED)
                                                        ASSETS
CURRENT ASSETS:
Cash and cash equivalents, including restricted cash of $195, $1,028, and $181
  at March 31, 1995, January 31, 1996, and October 31, 1996, respectively.......  $  2,365     $   4,207     $   5,145
Current portion of franchise license fees receivable, net of allowance for doubtful accounts of $103, $175, and $338 at March 31, 1995, January 31, 1996,
  and October 31, 1996, respectively............................................     1,787         1,894         1,985
Trade accounts receivable, net of allowance for doubtful accounts of $734,
  $1,605, and $1,273 at March 31, 1995, January 31, 1996, and October 31, 1996,
  respectively..................................................................    29,883        33,037        43,551
Accounts receivable from officers and employees (Note 6)........................       411           615           817
Current portion of notes receivable from franchisees and related parties, net of allowance for doubtful accounts of $0, $383, and $0 at March 31, 1995, January
  31, 1996, and October 31, 1996, respectively (Note 7).........................       557         1,008         1,314
Inventories (Note 5)............................................................    38,137        49,170        38,955
Refundable income taxes (Note 11)...............................................     1,059         2,176         1,754
Deferred income taxes (Note 11).................................................       760         2,080         1,294
Prepaid expenses................................................................     1,446         2,091         2,472
                                                                                  --------      --------      --------
        Total current assets....................................................    76,405        96,278        97,287
PROPERTY, PLANT, AND EQUIPMENT, net (Notes 4 and 10)............................    68,832        93,879        98,200
FRANCHISE LICENSE FEES RECEIVABLE, less current portion, net of allowance for doubtful accounts of $210 at March 31, 1995, January 31, 1996, and October 31,
  1996..........................................................................     2,107         2,091         1,864
NOTES RECEIVABLE FROM FRANCHISEES, less current portion.........................       450             0           661
DEFERRED LICENSE FEE, net of accumulated amortization (Note 8)..................       880           341             0
INTANGIBLE ASSETS, net of accumulated amortization of $443, $704, and $1,026 at
  March 31, 1995, January 31, 1996, and October 31, 1996, respectively (Notes 2
  and 3)........................................................................    13,478         8,960         9,753
OTHER ASSETS....................................................................       321           536         2,379
                                                                                  --------      --------      --------
                                                                                  $162,473     $ 202,085     $ 210,144
                                                                                  ========      ========      ========
                                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 9)....................................  $    912     $     919     $     534
  Current portion of capital lease obligations (Note 10)........................       512           556           529
  Rebates payable to franchisees................................................     1,752         3,673         2,986
  Accounts payable..............................................................    19,495        17,167        20,370
  Accrued expenses..............................................................     6,250         9,147        14,281
  Deferred revenue..............................................................       441         1,284         1,189
  Deposits......................................................................     2,199         2,076         2,847
                                                                                  --------      --------      --------
        Total current liabilities...............................................    31,561        34,822        42,736
LONG-TERM DEBT, less current portion (Note 9)...................................    53,194        90,147        90,447
CAPITAL LEASE OBLIGATIONS, less current portion (Note 10).......................     2,841         2,563         2,211
DEFERRED INCOME TAXES (Note 11).................................................     3,453         2,403         1,813
                                                                                  --------      --------      --------
        Total liabilities.......................................................    91,049       129,935       137,207
                                                                                  --------      --------      --------
COMMITMENTS AND CONTINGENCIES (Notes 3, 10, 14 and 16)
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value; 1,000 shares authorized, no shares issued or
    outstanding.................................................................         0             0             0
  Common stock, $.001 par value; 25,000 shares authorized, 11,927, 12,397, and
    12,489 shares issued and outstanding at March 31, 1995, January 31, 1996,
    and October 31, 1996, respectively..........................................        12            12            12
  Additional paid-in capital....................................................    55,421        60,392        61,131
  Retained earnings.............................................................    15,991        11,746        11,794
                                                                                  --------      --------      --------
        Total stockholders' equity..............................................    71,424        72,150        72,937
                                                                                  --------      --------      --------
                                                                                  $162,473     $ 202,085     $ 210,144
                                                                                  ========      ========      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED MARCH 31, 1994 AND 1995, THE TEN MONTHS ENDED JANUARY 31,
                                     1996,
       AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND OCTOBER 31, 1996
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                     TEN
                                            YEARS ENDED MARCH      MONTHS           NINE MONTHS ENDED
                                                   31,              ENDED      ---------------------------
                                           -------------------   JANUARY 31,   SEPTEMBER 30,   OCTOBER 31,
                                             1994       1995        1996           1995           1996
                                           --------   --------   -----------   -------------   -----------
                                                                                       (UNAUDITED)
Revenues:
  Sales of floorcovering products (Note
     12).................................  $106,237   $174,935    $ 186,568      $ 161,733      $ 185,735
  Fees from franchise services (Note
     12).................................     9,688     13,876       13,432         12,146         19,684
  Fiber and PET sales....................     5,297     12,886       24,072         15,928         23,458
  Other (Note 12)........................     1,369      1,644        3,479          2,208          2,585
                                           --------   --------     --------       --------       --------
          Total revenues.................   122,591    203,341      227,551        192,015        231,462
Cost of sales............................    85,847    139,521      161,723        132,351        166,934
                                           --------   --------     --------       --------       --------
     Gross profit........................    36,744     63,820       65,828         59,664         64,528
Selling, general, and administrative
  expenses...............................    23,669     46,870       59,197         47,053         54,104
Special charge-replacement stock
  options................................    10,388          0            0              0              0
Goodwill impairment charge (Note 2)......         0          0        6,569              0              0
Merger-related costs (Note 3)............        --        500            0              0          4,700
Other (income) expense:
  Interest income........................      (307)      (397)        (415)          (274)          (452)
  Interest expense.......................       909      1,839        4,695          3,300          5,040
  Interest expense-related parties.......       977          0            0              0              0
  Other..................................       263       (421)         (78)          (417)          (426)
                                           --------   --------     --------       --------       --------
     Earnings (loss) before income
       taxes.............................       845     15,429       (4,140)        10,002          1,562
Income tax expense (Note 11).............       376      5,787          105          3,656          1,514
                                           --------   --------     --------       --------       --------
Net earnings (loss) before extraordinary
  item...................................       469      9,642       (4,245)         6,346             48
Extraordinary income (Note 18)...........       190          0            0              0              0
                                           --------   --------     --------       --------       --------
Net earnings (loss)......................  $    659   $  9,642    $  (4,245)     $   6,346      $      48
                                           ========   ========     ========       ========       ========
Earnings (loss) per common and common
  equivalent share.......................  $   0.06   $   0.72    $   (0.32)     $    0.47      $    0.00
                                           ========   ========     ========       ========       ========
Weighted average number of common and
  common equivalent shares outstanding...    11,161     13,301       13,301         13,546         13,791
                                           ========   ========     ========       ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED MARCH 31, 1994 AND 1995,
                     THE TEN MONTHS ENDED JANUARY 31, 1996
                   AND THE NINE MONTHS ENDED OCTOBER 31, 1996
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                    COMMON STOCK       ADDITIONAL
                                                 -------------------    PAID-IN     RETAINED
                                                   SHARES     AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                 ----------   ------   ----------   --------   -------
Balance, March 31, 1993........................   8,836,206    $  9     $ 25,261    $  5,690   $30,960
  Redemption and cancellation of 178,218 shares
     of common stock (Note 13).................    (178,218)      0         (107)          0      (107)
  Sale of common stock, less underwriting and
     issuance costs of $1,603 (Note 13)........   1,822,600       2        7,963           0     7,965
  Exercise of redeemable common stock purchase
     warrants (Note 13)........................      26,898       0          188           0       188
  Issuance of replacement stock options (Note
     13).......................................           0       0       10,388           0    10,388
  Net earnings for the year....................           0       0            0         659       659
                                                 ----------     ---      -------      ------   -------
Balance, March 31, 1994........................  10,507,486      11       43,693       6,349    50,053
  Exercise of redeemable common stock purchase
     warrants, net of $46 in redemption costs
     (Note 13).................................     880,517       1        6,124           0     6,125
  Issuance of stock............................     520,654       0        7,010           0     7,010
  Stock options exercised......................      18,500       0           97           0        97
  Cancellation of underwriter's warrants (Note
     13).......................................           0       0       (1,503)          0    (1,503)
  Net earnings for the year....................           0       0            0       9,642     9,642
                                                 ----------     ---      -------      ------   -------
Balance, March 31, 1995........................  11,927,157      12       55,421      15,991    71,424
  Issuance of stock............................     442,857       0        4,825           0     4,825
  Stock options exercised......................      27,266       0          146           0       146
  Net loss for the ten months ended January 31,
     1996......................................           0       0            0      (4,245)   (4,245)
                                                 ----------     ---      -------      ------   -------
Balance, January 31, 1996......................  12,397,280      12       60,392      11,746    72,150
  Retirement of treasury shares................     (28,000)      0         (336)          0      (336)
  Issuance of stock............................      50,000       0          606           0       606
  Stock options exercised......................      69,900       0          469           0       469
  Net earnings for the nine months ended
     October 31, 1996..........................           0       0            0          48        48
                                                 ----------     ---      -------      ------   -------
Balance, October 31, 1996 (unaudited)..........  12,489,180    $ 12     $ 61,131    $ 11,794   $72,937
                                                 ==========     ===      =======      ======   =======

 The accompanying notes are an integral part of these consolidated statements.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1994 AND 1995, THE TEN MONTHS ENDED JANUARY 31,
                                    1996,
       AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND OCTOBER 31, 1996
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                                 TEN MONTHS
                                                               YEARS ENDED         ENDED           NINE MONTHS ENDED
                                                                MARCH 31,         JANUARY     ---------------------------
                                                           -------------------      31,       SEPTEMBER 30,   OCTOBER 31,
                                                             1994       1995        1996          1995           1996
                                                           --------   --------   ----------   -------------   -----------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)....................................  $    659   $  9,642    $ (4,245)     $   6,346      $      48
                                                           --------   --------    --------       --------       --------
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities:
    Impairment write-down of goodwill....................         0          0       6,569              0              0
    Depreciation and amortization........................     3,832      5,225       8,008          4,904          7,974
    Bad debt provision...................................       108        515       1,349            250            375
    Deferred income taxes................................    (2,117)     2,329      (2,370)         1,291            196
    (Gain) loss on sale of assets........................       142         (7)        124              0              0
    Special charge -- replacement stock options..........    10,388          0           0              0              0
    Extraordinary item...................................      (190)         0           0              0              0
  Changes in assets and liabilities:
    Increase in receivables..............................    (5,675)   (10,477)     (4,001)       (10,779)       (11,058)
    (Increase) decrease in inventories...................    (2,866)   (10,801)    (10,098)       (18,682)        10,737
    (Increase) decrease in refundable income taxes.......         0     (1,059)     (1,118)          (178)           422
    (Increase) decrease in prepaid expenses and other
      assets.............................................       (49)        24        (365)           524         (2,223)
    Increase in accounts payable, rebates payable,
      accrued expenses, and deposits and deferred
      revenue............................................     1,972      6,708         955          3,160          6,601
                                                           --------   --------    --------       --------       --------
        Total adjustments................................     5,545     (7,543)       (947)       (19,510)        13,024
                                                           --------   --------    --------       --------       --------
        Net cash provided by (used in) operating
          activities.....................................     6,204      2,099      (5,192)       (13,164)        13,072
                                                           --------   --------    --------       --------       --------
Cash flows from investing activities:
  Capital expenditures...................................   (12,734)   (25,941)    (15,580)       (28,334)       (11,461)
  Proceeds from sale of assets...........................        79        127          34              0              0
  Acquisitions, net of cash acquired.....................         0    (12,635)    (13,875)        (4,354)          (946)
  Deferred license fee payments..........................    (1,035)         0           0              0              0
                                                           --------   --------    --------       --------       --------
        Net cash used in investing activities............   (13,690)   (38,449)    (29,421)       (32,688)       (12,407)
                                                           --------   --------    --------       --------       --------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net............    23,665          2           0              0            606
  Proceeds from exercise of warrants and options, net....       188      6,222         146            182            469
  Purchase of underwriter's warrants.....................         0     (1,503)          0         (1,503)             0
  Purchase of treasury stock.............................      (107)         0           0              0           (336)
  Net proceeds from issuance (repayments of) of debt.....   (11,587)    33,278      37,718         44,563            (86)
  Principal payments on long-term debt...................    (1,324)    (3,051)       (954)             0              0
  Payments for loan costs................................         0          0        (225)             0              0
  Principal payments on capital lease obligations........        (8)      (348)       (230)          (272)          (380)
                                                           --------   --------    --------       --------       --------
        Net cash provided by financing activities........    10,827     34,600      36,455         42,970            273
                                                           --------   --------    --------       --------       --------
Net increase (decrease) in cash..........................     3,341     (1,750)      1,842         (2,882)           938
Cash, beginning of period................................       774      4,115       2,365          3,002          4,207
                                                           --------   --------    --------       --------       --------
Cash, end of period......................................  $  4,115   $  2,365    $  4,207      $     120      $   5,145
                                                           ========   ========    ========       ========       ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest.............................................  $    720   $  2,386    $  4,073      $   3,278      $   5,094
                                                           ========   ========    ========       ========       ========
    Income taxes.........................................  $  2,935   $  5,130    $  3,189      $   2,335      $     219
                                                           ========   ========    ========       ========       ========
Supplemental disclosures of noncash investing and
  financing activities:
  Common stock issued in connection with acquisitions....  $      0   $  7,010    $  4,825      $   5,520      $       0
                                                           ========   ========    ========       ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 MARCH 31, 1994 AND 1995 AND JANUARY 31, 1996 AND OCTOBER 31, 1996 (UNAUDITED)
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     The Maxim Group, Inc. and subsidiaries (the "Company" or "Maxim") is engaged in retail and commercial sales of floorcovering products. The Company is also engaged in the sale of franchise licensing agreements for the retail floorcovering industry and other related products and services to its franchisees. At January 31, 1996, the Company had 377 franchisees under contract. Image Industries, Inc. ("Image"), a wholly owned subsidiary of Maxim, is engaged in the manufacturing of residential carpet and plastics recycling. The carpet is made from polyester fiber which Image produces internally. The plastics recycling products, primarily PET (polyethylene terephthalate) flake, PET pellet, and polyester fiber are sold domestically. These plastics recycling products are the result of converting PET post-consumer plastics into flake, pellet, or polyester fiber. The plastics recycling products are either used internally in the manufacturing of carpet or sold externally to various customers. Management does not believe that the Company is dependent upon any one vendor for product purchases and that the loss of any single vendor would not have a significant adverse effect.

  Basis of Presentation

     The consolidated financial statements include the accounts of The Maxim Group, Inc. and all wholly owned subsidiaries. Upon consolidation, all intercompany accounts, transactions, and profits are eliminated. The financial statements give retroactive effect to the mergers of the Company and GCO, Inc. ("GCO") on September 28, 1994 and the Company and Image on August 30, 1996, both of which were accounted for as poolings of interests, as described in Note 3 to the consolidated financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates depending upon certain risks and uncertainties. Potential risks and uncertainties include such factors as the financial strength of the retail industry, the level of consumer spending for floorcovering products, the amount of sales of the Company's floorcovering products, the competitive pricing environment, and the success of planned advertising, marketing, and promotional campaigns.

  Fiscal Year

     The Company changed its year-end from March 31 to January 31. As a result, the fiscal year ended January 31, 1996 contains ten months. The fiscal years ended March 31, 1994 and 1995 each contain 12 months.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

     The condensed consolidated Statement of Operations (unaudited) for the ten months ended January 31, 1995 is as follows:

    Revenues..................................................................  $164,929
    Cost of sales.............................................................   113,398
                                                                                --------
    Gross profit..............................................................    51,531
    Selling, general and administrative expenses..............................    37,147
                                                                                --------
    Operating income..........................................................    14,384
    Other expense.............................................................     1,138
    Income taxes..............................................................     5,300
                                                                                --------
    Net earnings..............................................................  $  7,946
                                                                                ========
    Earnings per common and common equivalent share...........................  $    .62
                                                                                ========

  Cash and Cash Equivalents

     Cash balances include short-term interest-bearing deposits.

  Accounts Receivable and Revenue Recognition

     The Company recognizes the entire franchise license fee as income on the date the franchise agreement is signed, at which time the Company has performed substantially all of its obligations under the franchise agreement. Some franchise agreements contain provisions which, under defined circumstances, would require the Company to refund a portion or all of the franchise license fee. Franchise revenues associated with these contracts, which are not material at March 31, 1995 or January 31, 1996, have been deferred until these obligations are fulfilled.

     The Company finances a portion of the sale of franchises over a term of four years, generally at 10% interest. An allowance for doubtful accounts is provided based on the Company's collection experience and periodic reviews of the accounts.

     Revenue from retail and commercial sales is recognized upon completion of the installation of floor coverings or at the time of delivery for floorcoverings not installed by the Company or its authorized installers. Sales from the manufacturing operations are recognized at the time related goods are shipped.

  Fees From Brokering Floor Covering Products and Advertising Fees

     The Company negotiates volume rebates with various floorcovering manufacturers on behalf of its franchisees. In exchange for this service, the Company earns a portion of the rebates as the shipments are made to its franchisees. The rebates are paid directly to the Company by the manufacturers throughout the year. The franchisees typically receive their portions of the rebates semiannually in February and July. Accordingly, the Company has recorded revenue, restricted cash owed to franchisees, receivables from manufacturers, and rebates payable to franchisees related to these rebates.

     Advertising production fees, excluding direct mail, are considered earned once the ad is produced, and the related media commission fees, if applicable, are considered earned once the commercial is aired. Direct mail commissions are earned on the date of the franchisee's promotion or sale.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

  Inventories

     Inventories, consisting of goods held for resale, are recorded at the lower of cost or market. Cost is determined on a specific identification basis for retail sales, and Image applies the standard cost method, both of which approximate the first-in, first-out method.

  Property, Plant, and Equipment

     Property, plant, and equipment are recorded at cost, which includes interest on funds borrowed to finance construction. When retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized, is reflected in the statements of operations.

     Depreciation is calculated using the straight-line method over the estimated remaining useful lives of the respective assets.

  Deferred License Fee

     A deferred license fee is being amortized over the three-year contract period using the straight-line method.

  Intangible Assets

     Intangible assets consist primarily of goodwill. Goodwill arises in connection with business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over 15 to 20 years. Amortization of approximately $327 and $668 was charged to earnings in 1995 and 1996, respectively. The Company periodically evaluates the carrying value of goodwill in relation to the operating performance and future undiscounted cash flows of the underlying businesses. The Company adjusts the carrying amount of the goodwill if the unamortized balance exceeds the estimate of future cash flows (Note 2).

     Organizational costs have been deferred and are being amortized over 60 months using the straight-line method.

  Deferred Loan Costs

     Deferred loan costs, which are included in other assets, represent fees and expenses incurred to obtain long-term debt. The costs are amortized to expense over the life of the related financing agreement.

  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Earnings Per Share

     All share and per share data have been adjusted to give retroactive effect to the merger of the Company with GCO and Image. Earnings per common share are computed on the basis of the weighted average shares of common stock outstanding plus common stock equivalents, if dilutive, arising from the effect of common shares contingently issuable, primarily from stock options and warrants. Weighted average common and common equivalent shares include the dilutive effect of the 1,133,856 Replacement Stock Options for all years presented (Note 13).

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, and long-term debt. The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair values because of the short-term maturity of such instruments. The carrying amount of long-term debt approximates its fair value, because interest rates on debt are periodically adjusted and approximate current market rates.

  Reclassifications

     Certain prior year financial statement balances have been reclassified to conform with the current period presentation.

  Interim Unaudited Data for the Nine Months Ended September 30, 1995 and October 31, 1996

     In the opinion of management, the unaudited financial statements contain all the normal and recurring adjustments necessary to present fairly the financial position of the Company as of October 31, 1996 and the results of the Company's operations and its cash flows for the nine months ended September 30, 1995 and October 31, 1996 in conformity with generally accepted accounting principles. The results of operations for the nine months ended October 31, 1996 are not necessarily indicative of the results to be expected for the year.

2. GOODWILL IMPAIRMENT

     Certain of the Company's acquisitions have not performed as anticipated at the time of purchase. Several acquired stores have closed, management has been replaced, and there has been a loss of revenues from building contractors in certain locations. The continuing poor financial results of these stores through the end of fiscal 1996 led management to a reevaluation of operations that indicated significant strategic and operational changes would be necessary at some stores, including changes in the customer mix, location, and store design and merchandising. These factors also caused management to assess the realizability of the goodwill recorded for these units.

     The determination of impairment was made by comparing the unamortized goodwill balance for each acquisition to the estimate of the related entity's undiscounted future cash flows. There were no significant long-lived assets acquired with these companies. The assumptions used reflected the earnings, market and industry conditions, as well as current operating plans. The assessment indicated a permanent impairment of goodwill related to certain of the Company's acquisitions and resulted in a write-off totaling $6,569.

     The Company will adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in the first quarter of fiscal 1997. The adoption will not materially affect the Company's statement of financial position or operating results.

3. ACQUISITIONS

     On May 2, 1994, the Company acquired Kinnaird & Francke Interiors, Inc. ("KFI"), a ten-store retail carpet chain based in Louisville, Kentucky. The acquisition has been reflected on the purchase basis of accounting at a price of $5,673, consisting of a cash payment of $1,750, the issuance of 270,000 shares of the Company's common stock, valued at $3,611, and an additional $312 in acquisition costs. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of the fair values at the date of acquisition, resulting in goodwill of $2,777, which is being amortized over a 20-year period.

     On September 7, 1994, the Company acquired Steve Peterson Interiors & Associates, Inc. and National Carpet Brokers, Inc., which are engaged in the retail sale and installation of floor coverings and related items

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES
from a total of three stores located around Salt Lake City, Utah. The acquisition has been reflected on the purchase basis of accounting at a purchase price of $2,624, consisting of a cash payment of $440, the issuance of 155,254 shares of the Company's common stock, valued at $2,057, and an additional $127 in acquisition costs. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition, resulting in goodwill of $1,806, which is being amortized over a 20-year period.

     On September 14, 1994, the Company acquired RNA Enterprises, Inc. ("RNA"), Bay Area Carpets, Inc. ("BAC"), and Carpet World, Inc. ("CW"), which are engaged in the retail sale and installation of floor coverings and related items from a total of six stores based in Tampa, Florida. The acquisition has been reflected on the purchase basis of accounting at a price of $613, consisting of a cash payment of $200, the issuance of 16,760 shares of the Company's common stock, valued for the purpose of the acquisition at $235, and an additional $178 in acquisition costs. In addition to the consideration received at closing, the stockholders of RNA, BAC, and CW may receive additional shares of common stock of the Company and cash based on the profitability of the acquired companies during the two years following the closing date of the acquisitions. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition, resulting in goodwill of $1,513, which is being amortized over a 20-year period.

     On September 28, 1994, the Company acquired all of the common stock of GCO in exchange for 790,603 shares of the Company's common stock. GCO is engaged in the business of operating and franchising others to operate discount floor covering establishments. The acquisition of GCO has been accounted for under the pooling-of-interests method of accounting, and accordingly, the Company's historical financial statements have been restated to include the accounts and results of operations of GCO. The Company incurred $500 in merger-related costs.

     The results of operations previously reported by the separate companies above and the combined amounts for the year ended March 31, 1994 are presented below:

    Net revenues:
      The Maxim Group, Inc.....................................................  $10,051
      GCO......................................................................    9,283
                                                                                 -------
              Total............................................................  $19,334
                                                                                 =======
    Net earnings:
      The Maxim Group, Inc.....................................................  $ 1,823
      GCO......................................................................      642
                                                                                 -------
              Total............................................................  $ 2,465
                                                                                 =======

     On November 4, 1994, the Company acquired substantially all of the assets of CarpeTime Floor Covering, Inc., which is engaged in the retail sale and installation of floor coverings and related items from five stores based in Phoenix, Arizona. The acquisition has been reflected on a purchase basis of accounting at a price of $3,064, consisting of a cash payment of $2,986 and an additional $78 in acquisition costs. The purchase price has been allocated to the assets acquired based on estimates of the fair values at the date of acquisition, resulting in goodwill of $2,939, which is being amortized over a 20-year period.

     On November 15, 1994, the Company acquired DuBose Carpet & Floors, Inc. ("DuBose") and Carpet Wholesalers, Inc. ("CWI"), which are engaged in the retail sale and installation of floor coverings and related items from a total of five stores based in San Antonio, Texas. The acquisition has been reflected on a purchase basis of accounting at a purchase price of $1,144, consisting of a cash payment of $600, the issuance of 32,000 shares of the Company's common stock, valued for the purpose of the acquisition at $472, and an additional $72 in acquisition costs. The purchase price has been allocated to the assets acquired and liabilities assumed

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES
based on estimates of fair values at the date of acquisition, resulting in goodwill of $1,304 which is being amortized over a 20-year period.

     On December 1, 1994, the Company acquired Rugs-N-Remnants, Inc., which is engaged in the retail sale and installation of floor coverings and related items from a total of three stores based in San Antonio, Texas. The acquisition has been reflected on a purchase basis of accounting at a purchase price of $2,913 consisting of a cash payment of $2,850 and an additional $63 in acquisition costs. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of the fair values at the date of acquisition, resulting in goodwill of $2,177, which is being amortized over a 20-year period.

     On January 18, 1995, the Company acquired Losantville Carpet Outlet, Inc. ("LCO"), which is engaged in the retail sale and installation of floor coverings and related items from two stores in Indiana. The acquisition has been reflected on the purchase basis of accounting at a price of $948, consisting of a cash payment of $890 and an additional $58 in acquisition costs. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition, resulting in goodwill of $427, which is being amortized over a 20-year period. In connection with the purchase, the Company entered into a 20-year lease agreement with respect to certain real property owned by the seller of LCO ("Stockholder") and the Company paid to the Stockholder prepaid rent for the 20-year term in the amount of $200 in cash. LCO will operate as a wholly owned subsidiary of KFI.

     On February 9, 1995, the Company purchased certain assets of Carpet Gallery, Inc. in Birmingham, Alabama. The acquisition has been reflected on the purchase basis of accounting at a price of $389, consisting of a cash payment of $270 and an additional $119 in acquisition costs. The purchase price has been allocated to the assets acquired based on estimates of the fair values at the date of acquisition, resulting in goodwill of $562, which is being amortized over a 20-year period.

     On February 17, 1995, the Company acquired American Carpet and Interiors, Inc. and Todd and Harold, Inc., which are engaged in the retail sale and installation of floor coverings and related items from three stores based in North Carolina. The acquisition has been reflected on the purchase basis of accounting at a price of $1,270, consisting of a cash payment of $567, the issuance of 46,640 shares of the Company's common stock, valued for the purpose of the acquisition at $635, and an additional $68 in acquisition costs. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition resulting in goodwill of $1,300, which is being amortized over 20 years.

     Effective April 5, 1995, Image entered into an asset purchase agreement with Pharr Yarns of Georgia, Inc. and Stowe-Pharr Mills, Inc. to purchase substantially all of the operating assets of Pharr Yarns of Georgia, Inc. including the property, plant, and equipment as well as certain inventory items and supplies. The transaction was consummated on June 30, 1995. The purchase price payable by the Company at the transaction's closing was 400,000 shares of stock, valued at $4,400, and cash of approximately $11,298. The acquisition was accounted for as a purchase, and accordingly, the purchase price has been allocated to the assets acquired based on the estimated fair values as of the acquisition date. The net excess of the cost over the estimated fair value of the acquired assets as a result of this acquisition has been allocated to goodwill in the approximate amount of $96 and will be amortized over 15 years.

     On August 17, 1995, the Company acquired certain assets of Carpet Country, Inc. ("CCI"), which is engaged in the retail sale and installation of floor coverings and related items from five stores in Iowa. The acquisition has been reflected on the purchase basis of accounting at a price of $1,861, consisting of a cash payment of $1,272, the issuance of 42,857 shares of the Company's common stock valued at $500 and an additional $138 in acquisition costs. In addition to the consideration received at closing, the stockholders of CCI may receive cash or additional shares of common stock of the Company based on the profitability of the acquired company during the twelve month period ending July 31, 1996. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES
acquisition resulting in goodwill of $1,535 which is being amortized over a 20-year period. The allocation has been based on preliminary estimates which may be revised at a later date. The operating results for CCI are included in the Company's consolidated statements of operations from August 1, 1995.

     On August 30, 1996, the Company acquired all of the common stock of Image in exchange for 5,266,285 shares of the Company's common stock. The acquisition of Image has been accounted for under the pooling-of-interests method of accounting, and accordingly, the Company's historical financial statements have been restated to include the accounts and results of operations of Image. The Company incurred approximately $4,700 in one-time costs related to the merger (primarily legal, accounting, investment advisory fees, and merger-related restructuring charges). This amount has been presented separately in the accompanying statements of operations as Merger-related costs.

     The results of operations previously reported by the separate companies above and the combined amounts for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996 are presented below:

                                                                               TEN MONTHS ENDED
                                         YEAR ENDED
                                       MARCH 31, 1994        YEAR ENDED        JANUARY 31, 1996
                                     ------------------    MARCH 31, 1995     ------------------
                                                INCOME    -----------------              INCOME
                                     REVENUES   (LOSS)    REVENUES   INCOME   REVENUES   (LOSS)
                                     --------   -------   --------   ------   --------   -------
    The Maxim Group, Inc...........  $ 19,334   $ 2,465   $ 76,091   $2,385   $ 99,290   $(7,274)
    Image Industries, Inc..........   103,257    (1,996)   127,250    7,257    128,261     3,028
    Extraordinary income...........         0       190          0        0          0         0
                                     --------   -------   --------   ------   --------   -------
              Total................  $122,591   $   659   $203,341   $9,642   $227,551   $(4,246)
                                     ========   =======   ========   ======   ========   =======

4. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment at March 31, 1995 and January 31, 1996 are summarized as follows:

                                                                          1995      1996
                                                                         -------   -------
    Land and improvements..............................................  $ 2,795   $ 3,596
    Buildings and leasehold improvements...............................   22,798    34,503
    Machinery and equipment............................................   52,015    77,691
    Furniture and fixtures.............................................    2,190     2,024
    Transportation equipment...........................................    1,340     2,323
    Construction in progress...........................................    9,375     1,930
                                                                         -------   -------
                                                                          90,513   122,067
    Less accumulated depreciation and amortization.....................   21,681    28,188
                                                                         -------   -------
                                                                         $68,832   $93,879
                                                                         =======   =======

5. INVENTORIES

     Inventories at March 31, 1995 and January 31, 1996 consisted of the following:

                                                                          1995      1996
                                                                         -------   -------
    Raw materials......................................................  $ 7,809   $16,381
    Work in process....................................................    1,956     2,665
    Finished goods.....................................................   28,372    30,124
                                                                         -------   -------
              Total....................................................  $38,137   $49,170
                                                                         =======   =======

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

6. ACCOUNTS RECEIVABLE FROM OFFICERS AND EMPLOYEES

     The Company has made loans to certain officers and employees with terms of one to two years and with interest rates tied to the prime rate.

7. NOTES RECEIVABLE FROM FRANCHISEES AND RELATED PARTIES

     The Company has made loans to certain franchisees totaling $950 and $502 at March 31, 1995 and January 31, 1996, respectively, with principal payments due in monthly installments beginning October 1, 1995 through October 1, 2000 and interest payable monthly at the prime rate on the outstanding balance, secured by the franchisees' accounts receivable and/or inventory and equipment and personal guarantees.

     In addition, the Company has made unsecured loans to franchisees and outside directors at interest rates ranging from 0% to 7% and totaling $57 and $82 at March 31, 1995 and January 31, 1996, respectively (Note 12).

8. DEFERRED LICENSE FEE

     In March 1994, the Company entered into an agreement with a manufacturer which provides the Company's franchisees with the opportunity to become licensed dealers of certain brand-name products. The agreement is effective for a three-year period beginning April 1, 1994. The Company paid an initial fee of $1,035, which is being amortized over the life of the agreement. Accumulated amortization totaled $155 and $694 as of March 31, 1995 and January 31, 1996, respectively.

9. LONG-TERM DEBT

     Long-term debt at March 31, 1995 and January 31, 1996 is summarized as follows:

                                                                          1995      1996
                                                                         -------   -------
    Revolving line of credit, due March 1998...........................  $15,225   $22,185
    Note payable to bank under revolving credit agreement, due June
      2001.............................................................   35,005    61,980
    Note payable to bank, secured by land and building, interest payable in monthly installments of $22, including interest at
      8.34% with final payment due October 9, 2005.....................    1,107     3,952
    Note payable to bank, secured by land and building, payable in monthly installments of $12, including interest at 7.125%, with
      final payment due February 1, 2004...............................      919       857
    Note payable to bank, secured by satellite equipment, in monthly installments of $17, including interest at 9.46%, with final
      payment due March 1, 2000........................................      900       791
    Note payable to bank, secured by transportation equipment, in monthly installments of $9, including interest at 8% with final
      payment due November 1, 2000.....................................        0       589
    Other debt with interest ranging from approximately 6% to 13%; a portion secured by vehicles and other property and maturing at
      various dates through 2000.......................................      950       712
                                                                         -------   -------
                                                                          54,106    91,066
    Less current portion...............................................      912       919
                                                                         -------   -------
    Long-term debt, less current portion...............................  $53,194   $90,147
                                                                         =======   =======

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

     The aggregate annual maturities of long-term debt subsequent to January 31, 1996 are as follows:

    Year ending January 31:
      1997.....................................................................  $   919
      1998.....................................................................      827
      1999.....................................................................   22,825
      2000.....................................................................      674
      2001.....................................................................      722
      2002 and thereafter......................................................   65,099
                                                                                 -------
                                                                                 $91,066
                                                                                 =======

     The revolving line of credit agreement (the "Agreement") was amended during fiscal 1996 to provide borrowings of up to $23 million. The interest rate charged will vary from LIBOR plus 1.125% to LIBOR plus 2.125% based on the financial leverage of the Company as measured by the ratio of adjusted funded debt to total capitalization, as defined by the Agreement. Interest-only payments are due monthly for the first three years. The weighted average interest rate for the ten months ended January 31, 1996 was 7.72%.

     The Agreement contains financial and other covenants, including requirements for minimum tangible net worth, debt coverage and leverage ratios, each as defined. The Company was not in compliance with its financial covenants under the Agreement as of January 31, 1996. However, the bank granted a waiver of such noncompliance and amended the covenant requirements. The Company must pay an annual facility fee ranging from .00125% to .0035% of the total credit commitment, depending upon the Company's performance measured against specific coverage ratios, as defined by the Agreement.

     The note payable to bank was under a revolving line of credit agreement (the "Facility"), expiring June 30, 2001, bearing interest payable quarterly at the prime interest rate or Eurodollar rate plus 1.00%. Effective November 6, 1995, the Company renegotiated its Facility with the lender and two other financial institutions. The restated Facility allows the Company to borrow up to $70 million with interest payable quarterly at the prime rate (8.5% on January 31, 1996) or Eurodollar rate (approximately 5.26% at January 31, 1996) plus 1.00%. The borrowings under the agreement are secured by a first priority lien on all assets.

     The Facility contains numerous covenants including, but not limited to, restrictions on the assumptions of certain types of indebtedness, minimum earnings levels, interest coverage, and tangible net worth. On January 31, 1996, the Company was in compliance with all such covenants.

     On August 30, 1996, the Company closed on a commitment from a bank for new credit facilities (the "New Facility") totaling $125 million. The New Facility was executed in conjunction with the merger of the Company and Image. Borrowings under the New Facility were used to refinance the existing debt, including borrowings under the Agreement and Facility, of the Company and Image and will provide the Company with working capital.

10. LEASES

     The Company is a party to noncancelable lease agreements involving property and equipment, which extend for varying periods up to 20 years. Certain of these leases have options to renew at varying terms.

     Rental expense for operating leases amounted to $1,373, $2,970, and $4,026 for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996, respectively, including $110 in 1994, $462 in 1995, and $334 in 1996 paid to related parties.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

     Included in property and equipment are the following assets held under capital leases:

                                                                   RELATED-
                                                                    PARTY     OTHER    TOTAL
                                                                   --------   ------   ------
    March 31, 1995:
      Buildings and improvements.................................   $2,760    $1,080   $3,840
      Machinery and equipment....................................        8       357      365
                                                                    ------    ------   ------
      Assets under capital leases................................    2,768     1,437    4,205
      Less accumulated amortization..............................      332       348      680
                                                                    ------    ------   ------
      Assets under capital leases, net...........................   $2,436    $1,089   $3,525
                                                                    ======    ======   ======
    January 31, 1996:
      Buildings and improvements.................................   $2,760    $1,080   $3,840
      Machinery and equipment....................................        0       571      571
                                                                    ------    ------   ------
      Assets under capital leases................................    2,760     1,651    4,411
      Less accumulated amortization..............................      629       417    1,046
                                                                    ------    ------   ------
      Assets under capital leases, net...........................   $2,131    $1,234   $3,365
                                                                    ======    ======   ======

     Minimum future lease obligations on long-term noncancelable leases in effect at January 31, 1996 are summarized as follows:

                                                                    CAPITAL LEASES
                                                              --------------------------
                                                              RELATED-                     OPERATING
                                                               PARTY     OTHER    TOTAL     LEASES
                                                              --------   ------   ------   ---------
Year ending January 31:
  1997......................................................   $  465    $  294   $  759    $ 5,446
  1998......................................................      465       211      676      3,408
  1999......................................................      465       191      656      2,629
  2000......................................................      465       175      640      2,175
  2001......................................................      465       126      591      1,394
  2002 and thereafter.......................................      600       102      702      3,512
                                                               ------    ------   ------    -------
          Total minimum lease payments......................    2,925     1,099    4,024    $18,564
                                                                                            =======
Less amounts representing interest..........................      755       150      905
Less current portion........................................      320       236      556
                                                               ------    ------   ------
                                                               $1,850    $  713   $2,563
                                                               ======    ======   ======

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

11. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                                  CURRENT   DEFERRED   TOTAL
                                                                  -------   --------   ------
    Year ended March 31, 1994:
      U.S. federal..............................................  $ 2,258   $ (1,952)  $  306
      State and local...........................................      235       (165)      70
                                                                   ------    -------   ------
                                                                  $ 2,493   $ (2,117)  $  376
                                                                   ======    =======   ======
    Year ended March 31, 1995:
      U.S. federal..............................................  $ 3,001   $  2,208   $5,209
      State and local...........................................      298        280      578
                                                                   ------    -------   ------
                                                                  $ 3,299   $  2,488   $5,787
                                                                   ======    =======   ======
    Ten months ended January 31, 1996:
      U.S. federal..............................................  $ 1,051   $   (858)  $  193
      State and local...........................................      119       (207)     (88)
                                                                   ------    -------   ------
                                                                  $ 1,170   $ (1,065)  $  105
                                                                   ======    =======   ======

     Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax (loss) earnings as a result of the following:

                                                                   YEAR ENDED     TEN MONTHS
                                                                    MARCH 31,        ENDED
                                                                  -------------   JANUARY 31,
                                                                  1994    1995       1996
                                                                  ----   ------   -----------
    Computed "expected" tax (benefit) expense...................  $287   $5,246     $(1,408)
    Increase in income taxes resulting from:
      Goodwill impairment charge................................     0        0       1,110
      Nondeductible expenses....................................    22      178         199
      State and local income taxes, net of federal income tax
         benefit................................................    46      378         (60)
      Other, net................................................    21      (15)        264
                                                                  ----   ------      ------
                                                                  $376   $5,787     $   105
                                                                  ====   ======      ======

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at March 31, 1995 and January 31, 1996 are presented below:

                                                                        1995        1996
                                                                      --------     -------
    Deferred tax assets:
      Goodwill impairment...........................................  $      0     $ 1,244
      Accounts receivable, principally due to allowance for doubtful
         accounts...................................................       807         976
      Inventories, principally due to additional costs inventoried
         for tax purposes...........................................       935       1,353
      Accrued expenses..............................................       541         874
      Special charge -- replacement stock options...................     3,513       3,249
      Net operating loss carryforwards..............................     1,526       1,315
      Other, net....................................................        17          23
                                                                      --------     -------
              Total gross deferred tax assets.......................     7,339       9,034
    Less valuation allowance........................................         0           0
                                                                      --------     -------
    Net deferred tax assets.........................................     7,339       9,034
                                                                      --------     -------
    Deferred tax liabilities:
      Plant and equipment, principally due to difference in
         depreciation...............................................    (7,375)     (7,870)
      Deferred franchise and other revenue..........................    (2,146)     (1,111)
      Amortization of intangible assets.............................       (76)       (108)
      Other, net....................................................      (435)       (268)
                                                                      --------     -------
              Total gross deferred tax liabilities..................   (10,032)     (9,357)
                                                                      --------     -------
              Net deferred tax liabilities..........................  $ (2,693)    $  (323)
                                                                      ========     =======

     No valuation allowance was recorded against deferred tax assets at March 31, 1995 or January 31, 1996. The Company's management believes the existing net deductible temporary differences comprising total deferred tax assets will reverse during periods in which the Company generates sufficient net taxable income. Utilization of net operating loss carryforwards may be limited by the alternative minimum tax provisions.

12. RELATED-PARTY TRANSACTIONS

     Certain of the directors also own franchises which utilize the services of the Company. Trade accounts receivable at March 31, 1995 and January 31, 1996 include amounts due from these affiliated companies of $126 and $85, respectively. In addition, rebates payable to franchisees at March 31, 1995 and January 31, 1996 include amounts due to stockholder-owned franchises of $72 and $26, respectively.

     Included in fees from brokering floor covering products for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996 are $110, $105, and $76, respectively, earned from services provided to these franchises. Included in advertising revenue for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996 and are $518, $318, and $106, respectively, from services purchased by affiliated franchises.

     Included in carpet sales for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996 are $55, $176, and $216, respectively, for carpet purchased by affiliated franchises.

     Included in other revenues for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996 are $52, $18, and $9, respectively, for purchases by affiliated franchises.

     Included in interest expense for the years ended March 31, 1994 and 1995 and the ten months ended January 31, 1996 are approximately $20, $0, and $0, respectively, of interest on notes payable to stockholders.

     In August 1995, the Company loaned $821 to Kevodrew Realty, Inc. ("Kevodrew"), a company controlled by A. J. Nassar, the President and Chief Executive Officer of the Company, which loan bears interest at an annual rate of prime. These funds were loaned to Kevodrew to provide interim financing for the purchase by Kevodrew of a retail shopping center in Louisville, Kentucky. This loan was repaid on May 22,

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

1996. A primary tenant in the shopping center will be a Company-owned store, which has entered into a five-year lease agreement with Kevodrew providing for annual lease payments of $89.

     As of October 31, 1996, Mr. Nassar had a demand note with the Company for $732 accruing interest at the prime rate.

13. STOCKHOLDERS' EQUITY

     On July 30, 1993, the Company's board of directors approved a 1-for-3.3666667 reverse stock split and reduced the number of authorized shares to 15,000,000. All share data have been restated to give effect to this reverse stock split.

     The Company completed an initial public offering ("IPO") for 1,822,600 shares of common stock and 911,300 redeemable common stock purchase warrants ("warrants") under Regulation S-B of the Securities and Exchange Commission in October 1993. The warrants were subject to redemption by the Company at $.05 per warrant, on 30 days, prior written notice, with either (1) the prior written consent of Thomas James Associates, Inc. ("Thomas James") (the IPO underwriter) or (2) provided that the average of the closing bid price of the common stock for a period of 20 consecutive trading days, ending within 15 days prior to the notice of redemption, exceeds $13.125 per share. On July 27, 1994, the board of directors of the Company called for the redemption of all the issued and outstanding warrants. The warrants were exercisable at a price of $7 per share until September 1, 1994. In total, warrants for 907,415 shares of stock were exercised and the Company received $6,359.

     Effective January 4, 1995, the Company reached an agreement with Thomas James, the underwriter of the Company's initial public offering in 1993, to cancel and surrender the remaining underwriter's warrants issued by the Company to Thomas James in connection with the IPO. In consideration of the cancellation and surrender of the underwriter's warrants, which entitled Thomas James to purchase up to 240,000 shares of the Company's common stock, the Company paid $1,503, consisting of $5 in legal costs and $1,498, or the equivalent of $14 per common share, to Thomas James.

     The Company adopted a stock option plan in fiscal 1994 which provides for the granting of incentive and nonqualified stock options for up to 2,000,000 shares of common stock to key employees and directors at an exercise price of at least 100% of fair market value at the date of grant. Information relating to stock options is summarized as of March 31, 1995 and January 31, 1996 as follows:

                                                                  1995            1996
                                                              -------------   ------------
    Options outstanding at beginning of year................        394,500        634,210
    Options granted.........................................        321,410        395,400
    Options canceled........................................        (63,200)      (181,036)
    Options exercised.......................................        (18,500)       (27,266)
                                                              -------------   ------------
    Options outstanding at end of year......................        634,210        821,308
                                                              =============   ============
    Option prices per share (excluding replacement stock
      options):
      Options granted during the year.......................  $10.50-$15.50   $9.00-$11.75
      Options canceled......................................     5.25-14.50     5.26-15.50
      Options exercised.....................................      5.25-6.50     5.25-10.50
      Options outstanding at end of year....................     5.25-15.50     5.25-14.50

     The employee options become exercisable in increments ranging from 20% to 33 1/3% per year beginning on September 30, 1994 and ending on January 10, 2000. In addition, the Company has granted options to purchase 250,000 shares of common stock to one of its outside directors at an exercise price of $5.25 to $10.25 per share, of which 166,666 are currently exercisable and 33,334 of which will become exercisable at September 30, 1996.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

     Effective August 10, 1993, Image adopted a Plan and Agreement of Conversion (the "Conversion") in which all previously outstanding vested and unvested stock options and unvested stock appreciation units were canceled and a like number of fully vested replacement stock options were issued. These options have an exercise price of $.01 per share and expire March 30, 2006. In connection with the grant of the replacement stock options, Image recognized a noncash, nonrecurring charge of approximately $10,388 (pre-tax) in the fiscal year ending March 31, 1994. In connection with the Conversion, Image has granted the option holders certain protections against possible tax consequences associated with the grant of the options. At January 31, 1996, 955,774 replacement stock options were outstanding.

     Image also adopted a stock option plan (the "Stock Option Plan") which provides for the grant of stock options to selected participants, including officers and key employees of Image. On August 10, 1993, Image granted 41,318 fully vested incentive options to Image's chief executive officer at $10.00 per share, exercisable over a three-year period. On May 9, 1995, the Company granted an additional 3,294 fully vested incentive options to other Image employees at $12.38 per share.

     In connection with the merger between the Company and Image, all outstanding options under the Image Plan and Agreement of Conversion and the Stock Option Plan were converted into like options to purchase shares in the combined entity.

14. EMPLOYMENT AGREEMENTS

     The Company has entered into separate three-year employment agreements with its president and certain key officers. These contracts provide for aggregate base salaries of approximately $1,616, certain severance provisions, and additional bonuses at the discretion of the board of directors.

     Effective August 10, 1993, Image entered into three-year employment agreements with two of its executive officers. The contracts obligate the Company for compensation, severance, bonus, and other employment related matters. These agreements provide for aggregate base compensation levels totaling $535 per year. In connection with the merger, these two agreements were extended to August 1998.

15. EMPLOYEE BENEFIT PLAN

     Effective April 1, 1994, the Company instituted a 401(k) retirement savings plan (the "Plan"), which is open to all Maxim employees who have completed one year of service. The Company's matching contribution is 25% of the first 6% of contributions made by the employees. The Company's matching contribution vests to the employees over six years. Employee and employer contributions to the Plan were $125 and $21, respectively, for the year ended March 31, 1995 and $211 and $24 for the ten months ended January 31, 1996, respectively.

     Effective October 1, 1994, a defined contribution plan (the "Image Plan") covering all employees of Image was created. The Image Plan is open to all employees who are 21 or older and who have completed six months of service. Participants may defer a portion of their pretax earnings, up to the annual limit per the Internal Revenue Service. Image has not made any contributions for the fiscal year ended March 31, 1995 and the ten month period ended January 31, 1996.

16. CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                     THE MAXIM GROUP, INC. AND SUBSIDIARIES

17. BUSINESS AND CREDIT CONCENTRATION

     In fiscal years 1994, 1995, and 1996, export sales accounted for approximately 21%, 11%, and 8%, respectively, of the Company's net sales. Export sales are principally to customers in the Middle East, Europe, and Canada. Sales to Middle Eastern customers totaled 18%, 8%, and 5% of net sales in fiscal years 1994, 1995, and 1996, respectively.

     In 1994, 1995, and 1996, one customer accounted for approximately 18%, 8%, and 4%, respectively, of the Company's net sales.

18. GAIN ON EXTINGUISHMENT OF DEBT

     During the fiscal year ended March 31, 1994, the Company recognized an extraordinary gain of approximately $764 on the extinguishment of long-term debt owed to two stockholders, which was partially offset by the write-off of approximately $457 of deferred loan costs on debt prepaid with the proceeds of the Initial Public Offering.

                [Example of advertisement used by the Company]

CARPETMAX's(R) retail network is supported by a national advertising campaign in leading home magazines.

          ------------------------------------------------------------
          ------------------------------------------------------------
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                            ------
Prospectus Summary..........................      3
Risk Factors................................      7
Use of Proceeds.............................     11
Price Range of Common Stock.................     11
Dividend Policy.............................     12
Capitalization..............................     12
Selected Consolidated Financial and
  Operating Data............................     13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................     15
Business....................................     21
Management..................................     33
Principal and Selling Stockholders..........     35
Shares Eligible for Future Sale.............     37
Underwriting................................     38
Legal Matters...............................     39
Experts.....................................     39
Available Information.......................     39
Incorporation of Certain Documents
  by Reference..............................     40
Index to Consolidated Financial
  Statements................................    F-1

          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------

                                3,600,000 Shares

                             THE MAXIM GROUP, INC.

                             (THE MAXIM GROUP LOGO)

                                  Common Stock

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                           WHEAT FIRST BUTCHER SINGER

                               February   , 1997


          ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are estimates of the fees and expenses payable by the Company in connection with the offer and sale of the Common Stock:

    SEC Registration Fee......................................................  $ 21,014
    NASD Filing Fee...........................................................     7,435
    Nasdaq National Market Listing Fee........................................    17,500
    Blue Sky Qualification Fees and Expenses..................................     1,000
    Legal Fees and Expenses...................................................   110,000
    Accounting Fees and Expenses..............................................    50,000
    Transfer Agent Fees.......................................................     5,000
    Printing, Materials, and Postage..........................................    65,000
    Miscellaneous Expenses....................................................     5,000
                                                                                --------
              Total...........................................................  $281,949
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Bylaws effectively provide that the Registrant shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Registrant's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit, or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Section 8 of the Underwriting Agreement (filed as Exhibit 1.1 to this Registration Statement) provides that the Underwriters severally and not jointly will indemnify and hold harmless the Registrant, the Selling Stockholders and each director, officer and controlling person of the Registrant from and against any liability caused by any statement or omission in the Registration Statement, in the Prospectus, in any Preliminary

Prospectus or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to the Registrant by the Underwriters expressly for use therein.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement.


    EXHIBIT NO.                                DESCRIPTION OF EXHIBIT
    -----------     ----------------------------------------------------------------------------
        1.1*        Form of Underwriting Agreement
        5.1*        Opinion of Smith, Gambrell & Russell, LLP
       10.1*        Employment Agreement dated July 30, 1993 by and between Image Industries,
                    Inc. and Larry M. Miller
       10.2*        Extension of Employment Agreement dated July 30, 1996 by and between Image
                    Industries, Inc. and Larry M. Miller
       10.3*        Amended Employment Agreement dated August 30, 1996 by and between the
                    Registrant, Image Industries, Inc. and Larry M. Miller
       10.4*        Employment Agreement dated July 30, 1993 by and between Image Industries,
                    Inc. and H. Stanley Padgett
       10.5*        Extension of Employment Agreement dated July 30, 1996 by and between Image
                    Industries, Inc. and H. Stanley Padgett
       10.6*        Amended Employment Agreement dated August 30, 1996 by and between the
                    Registrant, Image Industries, Inc. and H. Stanley Padgett
        23.1        Consent of Arthur Andersen LLP
        23.2        Consent of KPMG Peat Marwick LLP
       23.4*        Consent of Smith, Gambrell & Russell, LLP (contained in their opinion filed as Exhibit - 5.1)
       24.1*        Powers of Attorney


---------------


* Previously filed.


ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kennesaw, State of Georgia, on this 27th day of January, 1997.


                                          THE MAXIM GROUP, INC.

                                          By:         /s/ A.J. NASSAR
                                            ------------------------------------
                                            A.J. Nassar
                                            President and Chief Executive
                                             Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                  TITLE                       DATE
---------------------------------------------    ------------------------------    -----------------
                      *                          Chairman of the Board             January 27, 1997
---------------------------------------------
                M.B. Seretean

               /s/ A.J. NASSAR                   President, Chief Executive        January 27, 1997
---------------------------------------------    Officer and Director
                 A.J. Nassar                     (principal executive officer)

            /s/ THOMAS P. LEAHEY                 Executive Vice President,         January 27, 1997
---------------------------------------------    Finance and Treasurer
              Thomas P. Leahey                   (principal financial officer)

             /s/ H. GENE HARPER                  Chief Financial Officer and       January 27, 1997
---------------------------------------------    Secretary (principal
               H. Gene Harper                    accounting officer)

                      *                          Chief Operating Officer,          January 27, 1997
---------------------------------------------    Senior Executive Vice
               James W. Inglis                   President and Director

                      *                          Senior Executive Vice             January 27, 1997
---------------------------------------------    President and Director
               Larry M. Miller

                      *                          Senior Executive Vice             January 27, 1997
---------------------------------------------    President and Director
             H. Stanley Padgett

                      *                          Director                          January 27, 1997
---------------------------------------------
              Richard A. Kaplan

                  SIGNATURE                                  TITLE                       DATE
---------------------------------------------    ------------------------------    -----------------


                      *                          Director                          January 27, 1997
---------------------------------------------
              Dicky W. McAdams

                      *                          Director                          January 27, 1997
---------------------------------------------
               Ronald McSwain

                      *                          Director                          January 27, 1997
---------------------------------------------
              J. Michael Nixon

                      *                          Director                          January 27, 1997
---------------------------------------------
                  Herb Wolk

            *By: /s/ A.J. NASSAR
---------------------------------------------
      A.J. Nassar, as Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION OF EXHIBIT                                            PAGE NO.
-----------                         ----------------------                                            -------
23.1                       Consent of Arthur Andersen LLP
23.2                       Consent of KPMG Peat Marwick LLP